                                                  FILED PURSUANT TO RULE 424b(2)
                                                      Registration No. 333-75886


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement is not complete and may be + +changed. This prospectus supplement is not an offer to sell these securities, + +and it is not soliciting an offer to buy these securities in any state where +
+the offer or sale is not permitted.                                           +
+                                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION DATED MARCH 27, 2002

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 7, 2002)

[Landry's Restaurants, Inc. Logo]

                                4,500,000 Shares
                                  Common Stock

    We are selling 4,000,000 shares of our common stock, and one of our stockholders named in this prospectus supplement is selling 500,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholder. Our common stock is listed on the NYSE under the Symbol "LNY." The last reported sale price on March 26, 2002 was $24.05 per share.

                                --------------

  Investment in our common stock involves risks. See the Risk Factors sections beginning on page
 S-9 of this prospectus supplement and beginning on page 5 of the accompanying prospectus.

                                --------------

                                                                Per
                                                               Share    Total
                                                              -------- --------
Public Offering Price........................................ $        $
Underwriting Discount........................................ $        $
Proceeds to Landry's Restaurants, Inc., before expenses...... $        $
Proceeds to Selling Stockholder, before expenses............. $        $

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of this prospectus or whether it is truthful or complete. Any representation to the contrary is a criminal offense.

    We and the selling stockholder have granted the underwriters a 30-day option to purchase up to an additional 675,000 shares of common stock to cover over-allotments.

    The underwriters expect to deliver these shares to purchasers on or about
             2002.

                                --------------

                              Joint Lead Managers

Robertson Stephens                                    U.S. Bancorp Piper Jaffray

                                --------------

SunTrust Robinson Humphrey

                   Thomas Weisel Partners LLC

                                                            BB&T Capital Markets

          The date of this prospectus supplement is           , 2002.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
About This Prospectus Supplement.........................................  S-2
About Forward-Looking Statements.........................................  S-2
Summary..................................................................  S-3
Risk Factors.............................................................  S-9
Use of Proceeds.......................................................... S-11
Price Range of Common Stock and Dividend Policy.......................... S-12
Capitalization........................................................... S-13
Selected Consolidated Financial Data..................................... S-14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-16
Business................................................................. S-20
Management............................................................... S-28
Selling Stockholder...................................................... S-30
Underwriting............................................................. S-31
Certain Legal Matters.................................................... S-33
Experts.................................................................. S-33
Index to Consolidated Financial Statements............................... SF-1

                                   Prospectus

                                                                          Page
                                                                          ----
About This Prospectus....................................................    2
The Company..............................................................    3
Risk Factors.............................................................    5
About Forward Looking Statements.........................................    8
Use of Proceeds..........................................................   10
Ratio of Earnings to Fixed Charges.......................................   10
Description of Our Capital Stock.........................................   11
Description of Senior Debt Securities and Subordinated Debt Securities...   14
Description of Warrants..................................................   19
Selling Stockholders.....................................................   20
Plan of Distribution.....................................................   21
Certain Legal Matters....................................................   21
Experts..................................................................   22
Where You Can Find More Information......................................   22

                        ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement contains the terms of this offering and is a supplement to the accompanying prospectus. A description of our capital stock is contained in the accompanying prospectus. This prospectus supplement may add, update or change information in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, or in the documents incorporated by reference in the accompanying prospectus, this prospectus supplement will apply and will supersede the information in the accompanying prospectus, and the documents incorporated by reference in the accompanying prospectus.

      Please read and consider all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus together with the additional information described under the section entitled "Where You Can Find More Information" in the accompanying prospectus and the sections entitled "Risk Factors" in this prospectus supplement and the accompanying prospectus before you make an investment decision.

      This prospectus supplement and the accompanying prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make an offer or solicitation.

                        ABOUT FORWARD-LOOKING STATEMENTS

      In this prospectus supplement and the accompanying prospectus, we have made forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Our forward-looking statements are subject to risks and uncertainty, including without limitation, our ability to continue our expansion strategy, ability to make projected capital expenditures, as well as general market conditions, competition, and pricing. Forward-looking statements include statements regarding:

 .  future capital expenditures (including the amount and nature thereof);

 .  business strategy and measures to implement such strategy;

 .  competitive strengths;

 .  goals;

 .  expansion and growth of our business and operations;

 .  plans;

 . references to future success as well as other statements which include words such as "anticipate," "believe," "plan," "estimate," "expect," "intend"; and

 .  other similar expressions.

      Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

                                    SUMMARY

      This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the sections entitled "Risk Factors" and the financial statements and related notes to those financial statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

      As used in this prospectus supplement and the accompanying prospectus, unless otherwise required by the context, the terms "we," "us," "our" and the "Company" refer to Landry's Restaurants, Inc. and its consolidated subsidiaries.

                                  Our Company

      We are principally engaged in the ownership and operation of full service, casual dining restaurants, primarily under the names of Joe's Crab Shack, Landry's Seafood House, The Crab House, and Rainforest Cafe. As of December 31, 2001, we were the second largest seafood restaurant chain in the United States, and operated 191 full service restaurants in 30 states and Toronto, Canada, predominantly in the South and Southeast, including 109 Joe's Crab Shack restaurants, 41 Landry's Seafood House division restaurants, 25 Rainforest Cafe restaurants, 16 Crab House restaurants, and some limited menu restaurants.

      We opened the first Landry's Seafood House restaurant in 1980. In 1993, we became a publicly held company. Our stock is listed on the New York Stock Exchange under the symbol "LNY". In 1994, we acquired the first Joe's Crab Shack restaurant and in 1996, acquired the Crab House chain of restaurants. We acquired Rainforest Cafe, Inc. in December 2000. During 2001, we changed our name to Landry's Restaurants, Inc. to reflect our expansion and broadening of operations. In February 2002, we completed the acquisition of C. A. Muer Corporation, a privately held corporation, which operates fine dining and upscale casual seafood restaurants in six states in the Midwest and Eastern United States.

      We will continue to add to our base of restaurants, concentrating primarily on Joe's Crab Shack restaurants. Our new restaurant expansion will primarily be in areas where we are already located so we can take advantage of advertising and other economies of scale, including our existing labor force.

                            Core Restaurant Concepts

      Joe's Crab Shack. Joe's Crab Shack is a full-service seafood restaurant, featuring a varied seafood menu and offering many varieties of crab specialties. The atmosphere of a Joe's Crab Shack has an energetic casual feel, with a fun, eclectic decor influenced by weathered, old beach front fish shacks. Many of our Joe's Crab Shack facilities incorporate a small playground area for children adjacent to family dining areas. Dinner entree prices range from $7.99 to $13.99, and lunch entree prices range from $5.99 to $8.99. During the year ended December 31, 2001, alcoholic beverage sales accounted for approximately 15% of the concept's total restaurant revenues.

      Landry's Seafood House. Landry's Seafood House is a full-service traditional Gulf Coast seafood restaurant. It offers an extensive menu featuring fresh fish, shrimp, crab, lobster, scallops, other seafood, beef and chicken specialties in a comfortable, casual atmosphere. The restaurants feature a prototype look that is readily identified by a large theater-style marquee over the entrance and by a distinctive brick and wood facade, creating the feeling of a traditional old seafood house restaurant. Dinner entree prices range from $12.99 to $19.99, and lunch entree prices range from $5.99 to $9.99. During the year ended December 31, 2001, alcoholic beverage sales accounted for approximately 16% of the concept's total restaurant revenues.

      Rainforest Cafe. The Rainforest Cafe restaurants provide full service casual dining in a visually and audibly stimulating and entertaining rainforest environment that appeals to a broad range of customers. Each Rainforest Cafe consists of a restaurant and a retail village. The restaurant provides an attractive value to customers by offering a full menu of high quality food and beverage items served in a simulated rainforest, complete with thunderstorms, waterfalls and an active wildlife. In the retail village, Rainforest Cafe sells complementary apparel, toys, and gifts with the Rainforest Cafe logo in addition to other items reflecting the rainforest theme. Since acquiring Rainforest Cafe on December 1, 2000, we have closed five unprofitable locations, changed the menu to appeal to a wider range of customers, reduced overhead, and generally improved the quality of the dining experience. Dinner entree prices range from $10.99 to $18.99, and lunch entree prices range from $7.99 to $9.99. During the year ended December 31, 2001, retail sales and alcoholic beverage sales accounted for approximately 24% of the concept's total restaurant revenues.

      The Crab House. The Crab House restaurant is a full service casual dining seafood specialty restaurant with a casual nautical theme. Many of The Crab House restaurants feature a fresh seafood salad bar. Dinner entree prices range from $13.99 to $18.99, with certain items offered at market price. Lunch entree prices range from $6.99 to $9.99. During the year ended December 31, 2001, alcoholic beverage sales accounted for approximately 14% of the concept's total restaurant revenues.

      The Muer Restaurants. The Muer restaurants operate primarily under the names Charley's Crab, Big Fish, Gandy Dancer, The Grand Concourse, and Chuck & Harold's. The restaurants are upscale casual and fine dining seafood restaurants. Dinner entree prices range from $10.95 to $39.00 and lunch entree prices range from $6.95 to $19.00. The Muer acquisition fits into our overall strategy of appealing to a geographically and economically diverse customer base through well-located and recognized seafood concepts that benefit from our ability to purchase and market our product on a more profitable basis than they did as stand-alone companies.

      Kemah Boardwalk and the Aquarium. Kemah Boardwalk is an approximately 30-acre entertainment complex that features seven of our restaurants, retail shops, a hotel, amusement rides and a marina and is the home of our initial aquarium theme restaurant named The Aquarium--An Underwater Dining Adventure.

                                    Strategy

      Our objective is to develop and operate a nationwide system of restaurants that offer customers a fun dining experience, create a loyal customer base that generates a high level of repeat business and provide superior returns to our investors. By focusing on the food, value, service, and ambiance of a restaurant, we strive to create an environment that fosters repeat patronage and encourages word-of-mouth recommendations. Our operating strategy focuses on the following:

 . Providing an attractive price-value relationship. Our restaurants provide customers an attractive price-value relationship by serving generous portions with fresh ingredients in high quality meals at moderate prices.

 . Commitment to customer satisfaction. We provide our customers prompt, friendly and efficient service, keeping table-to-wait staff ratios low, and staffing each restaurant with an experienced management team to ensure attentive customer service and consistent food quality.

 . Distinctive design and decor and casual atmosphere. Each of our restaurant concepts has a distinctive appearance and a flexible design, which can accommodate a wide variety of available sites. We strive to create a memorable dining experience for customers to ensure repeat and frequent patronage.

 . High profile locations for restaurants. We locate a substantial number of our restaurants in markets that provide a balanced mix of tourist, convention, business, and residential clientele. We believe that this strategy results in a high volume of new and repeat customers and provides us with increased name recognition in new markets.

 . Attracting and retaining quality employees. We believe there is a high correlation between the quality of restaurant management and the long-term success of the restaurant. We provide extensive training and attractive compensation as well as promote internally to foster a strong corporate culture and encourage a sense of personal commitment from our employees. With our cash bonus program, our managers typically earn bonuses equal to 15% to 25% of their total cash compensation.

      We believe we have demonstrated the viability of our restaurant concepts in a wide variety of markets across the United States. We intend to continue our expansion program through the growth of existing concepts and acquisitions.

 . Expansion of our core restaurant concepts. We anticipate continued expansion of our core restaurant concepts by opening additional units in existing markets that provide us economic and operating efficiencies and the ability to leverage our operating expertise. We intend to concentrate on development of Joe's Crab Shack restaurants in existing markets to increase our competitive position and obtain greater marketing and operational efficiencies. The specific rate at which we are able to open new restaurants is determined by our success in locating satisfactory sites, negotiating acceptable lease or purchase terms and securing appropriate local governmental permits and approvals, and by our capacity to supervise construction and recruit and train management personnel.

 . Testing new concepts and clustering our restaurants around attractions. We can offer an array of restaurant choices as well as other entertainment that appeals to different tastes and budgets. We will also explore internally developed concepts such as the Kemah Boardwalk and the Aquarium.

 . Pursuit of growth through acquisitions. Acquisitions have contributed significantly to our growth and will continue to play a substantial role in our growth strategy. We have a history of acquisitions, including Joe's Crab Shack in 1994, the Crab House in 1996, the Rainforest Cafe in 2000 and the Muer restaurants in February 2002. We will continue to pursue opportunistic purchases of, or investments in, other restaurant companies and in the hospitality, amusements, entertainment, food service, facilities management or other related industries.

                              Recent Developments

      In February 2002, we acquired the Michigan-based C. A. Muer Corporation in a cash transaction for approximately $28.0 million. The Muer acquisition includes 16 fine dining and upscale casual seafood establishments in six states. The restaurants operate under the names Charley's Crab and Big Fish. Also included in the acquisition were the Gandy Dancer, The Grand Concourse, and Chuck & Harold's, which are located at some of the most unique, high profile and landmark locations in the country. The 500-seat Grand Concourse restaurant is located in the former Pittsburgh & Lake Erie Railroad Station (which is on the National Register of Historical Sites); the Gandy Dancer is located in the beautifully restored 1886 Michigan Central Railroad Depot; and Chuck & Harold's is located in Palm Beach, Florida.

                                  Our Address

      Our executive offices are located at 1510 West Loop South, Houston, Texas 77027, and our telephone number is (713) 850-1010.

                                  The Offering

Common stock offered by us........ 4,000,000 shares

Common stock offered by our        500,000 shares
 selling stockholder..............

  Total........................... 4,500,000 shares

Common stock to be outstanding     26,273,293 shares
 after the offering(/1/)..........

Use of proceeds................... The net proceeds received by us from this offering (after deducting the underwriting
                                   discounts and commissions and estimated
                                   offering expenses) will be approximately
                                   $90.9 million. We will use the net proceeds
                                   from this offering to repay or refinance a
                                   portion of our bank debt and the remainder
                                   for working capital and for other general
                                   corporate purposes. See "Use of Proceeds."

New York Stock Exchange symbol.... LNY

--------
(/1/Based)on 22,273,293 shares of common stock issued and outstanding as of March 26, 2002. If the underwriters exercise the option we granted to them in this offering to purchase up to 675,000 additional shares of our common stock to cover over-allotments, then the total number of shares to be outstanding after the offering will be 26,948,293 shares. The number of shares outstanding excludes unexercised options that we have granted or may grant under our stock option plans or that are outstanding as a result of plans we assumed under previous acquisitions. As of March 26, 2002, 2,760,385 options were outstanding.

                      Summary Consolidated Financial Data

      Set forth below is our summary consolidated financial data for the years indicated. All numbers are in thousands except per share data. The summary consolidated financial data are derived from our audited consolidated financial statement which were audited by Arthur Andersen LLP. The consolidated financial statements and the report of Arthur Andersen LLP on these financial statements are included elsewhere in this prospectus supplement.

                                    Year Ended December 31,
                                   --------------------------------------
                                     1999           2000           2001
                                   --------       --------       --------
                                        ( in thousands,
                                     except per share data)
Income Statement Data:
Revenues.........................  $438,986       $520,980       $746,642
Operating costs and expenses:
  Cost of revenues...............   136,321        156,787        219,684
  Restaurant labor...............   125,566        147,192        215,662
  Other restaurant operating
   expenses......................   101,563        122,099        185,186
  General and administrative
   expenses......................    21,354         26,652         38,004
  Depreciation and amortization..    22,230         33,392 (/1/)   37,147 (/1/)
  Restaurant pre-opening
   expenses......................     3,764          3,402          2,598
  Store closings and special
   charges.......................     2,945 (/2/)    2,000 (/2/)        -
                                   --------       --------       --------
    Total operating costs and
     expenses....................   413,743        491,524        698,281
Operating income.................    25,243         29,456         48,361
Other (income) expense:
  Interest (income) expense,
   net...........................     1,965          6,617          9,402
  Other, net.....................      (178)           887            (56)
                                   --------       --------       --------
    Total other (income)
     expense.....................     1,787          7,504          9,346
Income before income taxes ......    23,456         21,952         39,015
Provision for income taxes.......     8,080          7,302         12,095
                                   --------       --------       --------
Net income.......................  $ 15,376       $ 14,650       $ 26,920
                                   ========       ========       ========
Net income before store closings
 and special charges.............  $ 17,305       $ 15,985       $ 26,920
                                   ========       ========       ========
Earnings per share information:
Basic
Net income.......................  $   0.58       $   0.63       $   1.24
                                   ========       ========       ========
  Net income before store
   closings and special charges..  $   0.65       $   0.68       $   1.24
                                   ========       ========       ========
Weighted average number of common
 shares outstanding..............    26,675         23,400         21,750
Diluted
Net income.......................  $   0.57       $   0.62       $   1.19
                                   ========       ========       ========
  Net income before store
   closings and special charges..  $   0.64       $   0.68       $   1.19
                                   ========       ========       ========
Weighted average number of common
 shares and common share
 equivalents outstanding.........    27,025         23,600         22,535

                                               Year Ended December 31,
                                              --------------------------------
                                                1999     2000           2001
                                              -------- --------       --------
                                                (dollars in thousands)
Balance Sheet Data (at End of Period):
Working capital.............................  $ 17,430 $(39,657)(/3/) $ (6,017)
Total assets................................   496,726  663,875        690,171
Short-term notes payable and current portion
 of long-term notes and other obligations...        93       60              -
Long-term notes and other obligations,
 noncurrent.................................    68,060  155,000        175,000
Stockholders' equity........................  $377,348 $364,553       $393,671

--------
(/1/) Includes an asset impairment charge of $2.4 million ($1.6 million after tax) and $6.3 million ($4.3 million after tax in December 2001 and 2000, respectively) related to the write-down to estimated fair value of certain restaurant properties.
(/2/) In the second quarter of 2000, we recorded a $2.0 million special charge to expense merger costs for our initial offer to acquire Rainforest Cafe. We incurred $2.9 million in store closings and special charges during 1999. The charges were the net result of $3.7 million in transaction costs as the result of a terminated merger agreement during the first quarter of 1999, and the reversal of an accrual (income) of $0.7 million related to favorably settling lease terminations during the second quarter of 1999.
(/3/) Amount includes accrued costs of $44.4 million attributable to our acquisition of Rainforest Cafe, which were primarily paid in 2001.

                                  RISK FACTORS

      Investing in our securities will provide you with an interest in our Company. As an investor, you will be subject to risks inherent in our businesses. The performance of your investment in our Company will reflect the performance of our business relative to, among other things, general economic and industry conditions, market conditions and competition. The value of your investment may increase or it may decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus supplement or information incorporated by reference before deciding to make any investment in our Company. See "Risk Factors" in the accompanying prospectus for a discussion of certain other factors relating to our business and investment in our common stock.

Our common stock price constantly changes.

      A public market for our common stock has existed since 1993. Our common stock is now traded on the NYSE under their ticker symbol "LNY." The price of our stock on that trading market fluctuates, and we expect that the market price of our common stock will continue to fluctuate. For instance, since January 1, 2000, our stock has traded from a low of $6.06 to a high of $26.90 per share. The fluctuation in our stock price is caused by a number of factors, some of which are beyond our control, including:

 . quarterly variations in our operating results or the results of other companies in the restaurant industry;

 . announcements of significant contracts, acquisitions, or capital commitments;

 .  changes in financial estimates by securities analysts;

 .  changes in market valuations of restaurant companies;

 .  additions or departures of key personnel;

 .  sales of common stock; and

 .  changes in the general conditions of the economy.

      In addition, the stock market in recent years has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies. These broad market fluctuations have also adversely affected, and may continue to adversely affect, the market price of our common stock.

Future sales of our common stock may adversely affect our common stock price.

      We believe that substantially all of the shares of our common stock that will be outstanding after this offering and shares of our common stock issued in the future upon the exercise of outstanding options will be freely tradable under the federal securities laws, subject to some limitations. These limitations include vesting provisions in option agreements, restrictions in lock-up agreements with certain stockholders, and volume and manner-of-sale restrictions under Rule 144. The future sale of a substantial number of shares of common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

Our strategy of acquiring other related restaurants for growth may not succeed and may adversely affect our financial condition and results of operations.

      Our strategy for growth includes growing through acquisitions of related restaurants. This strategy presents risks that could materially adversely affect our business and financial performance, including:

 .  the diversion of our management's attention;

 . our ability to assimilate the operations and personnel of the acquired restaurants;

 . the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired restaurants;

 .  the need to expand management, administration, and operational systems;
    and

 . increased competition for acquisition opportunities and qualified employees.

      We cannot predict whether:

 . we will be able to acquire additional restaurants on terms favorable to us;

 . we will be able to successfully integrate the operations of any new restaurants into our business;

 .  we will realize any anticipated benefits of completed acquisitions; or

 . there will be substantial unanticipated costs associated with new acquisitions.

      In addition, future acquisitions by us may result in:

 .  potentially dilutive issuances of our equity securities;

 .  the incurrence of additional debt; and

 . the recognition of potential impairment of goodwill and other intangible assets.

                                USE OF PROCEEDS

      We estimate that we will receive net proceeds of $90.9 million from this offering ($106.3 million if the underwriters' over-allotment option is exercised in full) after deducting estimated underwriting discounts and commissions and estimated expenses of the offering. This estimate assumes a public offering price of $24.05, which was the closing price of our common stock on the New York Stock Exchange on March 26, 2002.

      We intend to use approximately $90.9 million of the net proceeds from this offering to repay a portion of our outstanding bank debt. The bank debt to be repaid bears interest at agreed upon rates (currently 4.46%) and matures in July 2004. As of February 28, 2002, the total amount of debt outstanding under our bank facility was $176.0 million and the interest rate was 4.46%.

      In addition, we intend to use a portion of the proceeds from the sale of our common stock for general corporate purposes, including, but not limited to, the following purposes:

 .  make acquisitions;

 .  make capital expenditures;

 .  provide working capital;

 .  repay or refinance debt or other corporate obligations; or

 .  repurchase and redeem securities.

      Pending any specific application, we may initially invest funds in short-term marketable securities.

      We will not receive any of the proceeds from sales of common stock by the selling stockholder. We have agreed to pay all fees and expenses of effecting the registration and sale of the selling stockholder's shares. We will not pay underwriting discounts and commissions or transfer taxes attributable to the sale of the offered shares for the selling stockholder.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Price Range of Common Stock

      Our common stock trades on the New York Stock Exchange under the ticker symbol "LNY".

      The intra-day high and low sales prices for quarterly periods during the period January 1, 2000 through March 26, 2002, as reported by the New York Stock Exchange were as follows:

                                                                   High   Low
                                                                  ------ ------
Fiscal Year Ended December 31, 2000
First Quarter.................................................... $10.19 $ 6.06
Second Quarter................................................... $ 8.75 $ 6.13
Third Quarter.................................................... $ 8.50 $ 6.75
Fourth Quarter................................................... $10.63 $ 6.69

Fiscal Year Ended December 31, 2001
First Quarter.................................................... $12.80 $ 9.32
Second Quarter................................................... $17.25 $10.75
Third Quarter.................................................... $20.54 $11.82
Fourth Quarter................................................... $21.38 $13.64

Fiscal Year Ended December 31, 2002(/1/)
First Quarter.................................................... $26.90 $18.00
Second Quarter................................................... $      $

--------
(/1/Through)March 26, 2002.

      On March 26, 2002, the closing sale price of our common stock as reported by the New York Stock Exchange was $24.05.

Shareholders

      We have authorized for issuance 60,000,000 shares of common stock, par value $0.01 per share. As of March 26, 2002, there were 22,273,293 shares of issued and outstanding common stock held by approximately 1,100 shareholders of record.

Dividend Policy

      Commencing in 2000, we began to pay an annual $0.10 per share dividend, declared and paid in quarterly installments of $0.025 per share. The actual declaration and payment of cash dividends depends upon our actual earnings levels, capital requirements, financial condition, and other factors deemed relevant by the board of directors.

Stock Repurchase

      In November 1998, we announced the authorization of an open market stock buy-back program, which we renewed in April 2000. These programs have resulted in our repurchasing of approximately 9.8 million shares of common stock for approximately $78.8 million through December 31, 2001.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2001
(1) on an actual basis, and (2) on an as-adjusted basis to give effect to our sale and issuance of 4,000,000 shares of common stock offered by this prospectus supplement at an assumed offering price of $24.05 per share, after deducting the combined underwriting discounts and commissions and estimated offering expenses and fees totaling an aggregate of approximately $5.3 million and assuming no exercise of the underwriters over-allotment option. The table shown below should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus supplement.

                                                       As of December 31, 2001
                                                      -------------------------
                                                         Actual    As Adjusted
                                                      ------------ ------------
Bank debt, net of current portion.................... $175,000,000 $ 84,110,000
                                                      ------------ ------------
    Total debt.......................................  175,000,000   84,110,000
                                                      ------------ ------------
Stockholders' Equity:
  Common Stock, $0.01 par value, 60,000,000 shares
   authorized: 21,996,369 outstanding (25,996,369
   shares, as adjusted)(/1/)......................... $    219,964 $    259,964
  Additional paid-in capital.........................  305,598,659  396,448,659
  Retained earnings..................................   87,852,000   87,852,000
                                                      ------------ ------------
    Total stockholders' equity.......................  393,670,623  484,560,623
                                                      ------------ ------------
    Total capitalization............................. $568,670,623 $568,670,623
                                                      ============ ============

--------
(/1/Excluding)2,824,643 shares of common stock reserved for issuance upon the exercise of options, of which options to purchase 2,760,385 shares have been granted, including currently exercisable options to purchase 2,174,031 shares.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following table contains selected consolidated financial data for each of the past five fiscal years. The selected consolidated financial data are derived from the audited consolidated financial statements which were audited by Arthur Andersen LLP. The consolidated financial statements and the report of Arthur Andersen LLP on those financial statements are included elsewhere in this prospectus supplement.

                                    Year Ended December 31,
                          ---------------------------------------------------------------
                            1997      1998           1999           2000           2001
                          --------  --------       --------       --------       --------
                             ( in thousands, except per share data)
Income Statement Data:
Revenues................  $311,673  $399,548       $438,986       $520,980       $746,642
Operating costs and
 expenses:
  Cost of revenues......    95,639   121,082        136,321        156,787        219,684
  Restaurant labor......    80,837   107,976        125,566        147,192        215,662
  Other restaurant
   operating expenses...    66,227    86,319        101,563        122,099        185,186
  General and
   administrative
   expenses.............    10,517    15,222         21,354         26,652         38,004
  Depreciation and
   amortization.........    17,080    18,687         22,230         33,392 (/1/)   37,147 (/1/)
  Restaurant pre-opening
   expenses.............         -    10,439 (/2/)    3,764          3,402          2,598
  Store closings and
   special charges......         -    37,632 (/3/)    2,945 (/3/)    2,000 (/3/)        -
                          --------  --------       --------       --------       --------
    Total operating
     costs and
     expenses...........   270,300   397,357        413,743        491,524        698,281
Operating income........    41,373     2,191         25,243         29,456         48,361
Other (income) expense:
  Interest (income)
   expense, net.........    (1,063)   (1,625)         1,965          6,617          9,402
  Other, net............      (394)     (843)          (178)           887            (56)
                          --------  --------       --------       --------       --------
    Total other (income)
     expense............    (1,457)   (2,468)         1,787          7,504          9,346
Income before income
 taxes & cumulative
 effect of accounting
 change.................    42,830     4,659         23,456         21,952         39,015
Provision for income
 taxes..................    15,400     1,607          8,080          7,302         12,095
                          --------  --------       --------       --------       --------
Income before cumulative
 effect of accounting
 change.................    27,430     3,052         15,376         14,650         26,920
Cumulative effect of
 accounting change, net
 of tax.................         -     3,382 (/2/)        -              -              -
                          --------  --------       --------       --------       --------
Net income (loss).......  $ 27,430  $   (330)      $ 15,376       $ 14,650       $ 26,920
                          ========  ========       ========       ========       ========
Earnings (loss) per
 share information:
Basic
  Net income before
   cumulative effect of
   accounting change....  $   1.07  $   0.10       $   0.58       $   0.63       $   1.24
    Cumulative effect of
     accounting change,
     net of tax.........         -     (0.11)             -              -              -
                          --------  --------       --------       --------       --------
    Net income (loss)...  $   1.07  $  (0.01)      $   0.58       $   0.63       $   1.24
                          ========  ========       ========       ========       ========
    Weighted average
     number of common
     shares
     outstanding........    25,518    29,400         26,675         23,400         21,750
Diluted
  Net income before
   cumulative effect of
   accounting change....  $   1.03  $   0.10       $   0.57       $   0.62       $   1.19
  Cumulative effect of
   accounting change,
   net of tax...........         -     (0.11)             -              -              -
                          --------  --------       --------       --------       --------
    Net income (loss)...  $   1.03  $  (0.01)      $   0.57       $   0.62       $   1.19
                          ========  ========       ========       ========       ========
    Weighted average
     number of common
     shares and common
     share equivalents
     outstanding........    26,600    29,900         27,025         23,600         22,535

                                      Year Ended December 31,
                            --------------------------------------------------
                              1997     1998     1999     2000           2001
                            -------- -------- -------- --------       --------
                                       (dollars in thousands)
Balance Sheet Data (At End
 of Period):
Working capital............ $ 35,058 $ 43,960 $ 17,430 $(39,657)(/4/) $ (6,017)
Total assets...............  382,281  489,949  496,726  663,875        690,171
Short-term notes payable
 and current portion of
 long-term notes and other
 obligations...............       72       82       93       60              -
Long-term notes and other
 obligations, noncurrent...   50,235   35,153   68,060  155,000        175,000
Stockholders' equity....... $296,738 $408,672 $377,348 $364,553       $393,671

--------
(/1/) In December 2001 and 2000, we recorded an asset impairment charge of $2.4 million ($1.6 million after tax) and $6.3 million ($4.3 million after tax) related to the write-down to estimated fair value of certain restaurant properties.
(/2/) During 1998, we adopted Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," requiring the expensing of pre-opening costs as incurred. Additionally, pre-opening costs capitalized at December 31, 1997, were required to be expensed effective January 1, 1998, as a cumulative effect of a change in accounting principle.
(/3/) In the second quarter of 2000, we recorded a $2.0 million special charge to expense merger costs for our initial offer to acquire Rainforest Cafe. We incurred $2.9 million in store closings and special charges during 1999. The charges were the net result of $3.7 million in transaction costs as the result of a terminated merger agreement during the first quarter of 1999, and the reversal of an accrual (income) of $0.7 million related to favorably settling lease terminations during the second quarter of 1999. We incurred $37.6 million in store closings and special charges in the fourth quarter of 1998. These charges provided an estimated income tax benefit of $13.0 million. These charges were the result of our decision during the fourth quarter of 1998 to close eleven underperforming restaurants and changes in our strategic growth plan.
(/4/) Amount includes accrued costs of $44.4 million attributable to our acquisition of Rainforest Cafe, which were primarily paid in 2001.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

 Restaurant Profitability

      The following table sets forth the percentage relationship to total restaurant revenues of certain restaurant operating data for the periods indicated:

                                                               Year Ended
                                                              December 31,
                                                            -------------------
                                                            1999   2000   2001
                                                            -----  -----  -----
   Revenues................................................ 100.0% 100.0% 100.0%
   Cost of revenues........................................  31.1   30.1   29.4
   Restaurant labor........................................  28.6   28.3   28.9
   Other restaurant operating expenses(/1/)................  23.1   23.4   24.8
                                                            -----  -----  -----
   Restaurant level profit(/1/)............................  17.2%  18.2%  16.9%
                                                            =====  =====  =====

--------
(/1/Excludes)depreciation, amortization and pre-opening expenses.

 Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

      Revenues increased $225,662,491, or 43.3%, from $520,979,796 to
$746,642,287 for the year ended December 31, 2001, compared to the year ended December 31, 2000. Revenues from new restaurant openings, a same store sales increase of 2.2%, and the inclusion of revenues from Rainforest Cafe restaurants for the full year primarily attributed to the increase in revenues.

      As a primary result of increased revenues, cost of revenues increased $62,896,773, or 40.1%, from $156,786,917 to $219,683,690 in the year ended
December 31, 2001, compared to the prior year. Cost of revenues as a percentage of revenues for the year ended December 31, 2001 decreased to 29.4% from 30.1% in 2000. The decrease in cost of revenues as a percentage of revenues primarily reflects the inclusion of Rainforest Cafe restaurants with lower cost of revenue percentages, menu changes and lower product costs in 2001 as compared to 2000.

      Restaurant labor expenses increased $68,469,605, or 46.5%, from $147,192,415 to $215,662,020 in the year ended December 31, 2001, compared to the prior year. Restaurant labor expenses as a percentage of revenues for the year ended December 31, 2001 increased to 28.9% from 28.3% in 2000. The inclusion of Rainforest Cafe units, which generally incur higher labor costs, and large initial staffing and training costs incurred following the opening of the Rainforest Cafe restaurant in Anaheim, California, primarily caused the increase in labor expense as a percentage of revenues in 2001.

      Other restaurant operating expenses increased $63,087,473, or 51.7%, from $122,098,633 to $185,186,106 in the year ended December 31, 2001, compared to the prior year, principally as a result of increased revenues. Such expenses increased as a percentage of revenues to 24.8% in 2001 from 23.4% in 2000, as a primary result of the inclusion of Rainforest Cafe restaurants with higher occupancy expenses, and slight percentage increases in advertising and utility costs. We anticipate advertising and marketing expenses may increase as a percentage of revenues in 2002.

      General and administrative expenses increased $11,351,042, or 42.6%, from $26,652,446 to $38,003,488 in the year ended December 31, 2001, compared to the prior year, and remained flat as a percentage of revenues at 5.1%. The dollar increase resulted primarily from increased personnel to support the Rainforest Cafe restaurants. We expect that the future rate of increase of general and administrative expenses will moderate in comparison to revenue increases.

      Depreciation and amortization expense increased $3,755,537, or 11.2%, from $33,391,788 to $37,147,325 in the year ended December 31, 2001, compared to the prior year. The increase was primarily due to the addition of new restaurants and equipment and the inclusion of the Rainforest Cafe restaurants for 2001.

      During 2001 and 2000 we recorded net impairment charges of $2,394,000 and $6,292,000, respectively.

      The increase in net interest expense of $2,784,784 for the year ended December 31, 2001, as compared to the prior year, is substantially due to increased borrowings for treasury stock repurchases and the Rainforest Cafe acquisition. Our average borrowing rate declined by approximately 4 percentage points from December 31, 2000 to December 31, 2001. The change in other expense (income), net was not deemed material.

      Provision for income taxes increased by $4,793,902 to $12,095,730 in 2001 from $7,301,828 in 2000 primarily due to changes in our pre-tax income. The provision for income taxes as a percentage of income before income taxes was reduced in the third and fourth quarter of 2000 and prospectively from 34.5% to 31.0% to reflect continuing favorable federal tax credits for tipped employees.

 Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

      Revenues increased $81,993,553, or 18.7%, from $438,986,243 to
$520,979,796 for the year ended December 31, 2000, compared to the year ended December 31, 1999. Revenues from new restaurant openings, a same store sales increase of 1.1%, and the inclusion of revenues from Rainforest Cafe restaurants for the last two months of 2000 primarily attributed to the increase in revenues.

      As a primary result of increased revenues, cost of revenues increased $20,465,886, or 15.0%, from $136,321,031 to $156,786,917 in the year ended
December 31, 2000, compared to the prior year. Cost of revenues as a percentage of revenues for the year ended December 31, 2000 decreased to 30.1% from 31.1% in 1999. The decrease in cost of revenues as a percentage of revenues primarily reflects menu changes and lower product costs in 2000 as compared to 1999.

      Restaurant labor expenses increased $21,626,074, or 17.2%, from $125,566,341 to $147,192,415 in the year ended December 31, 2000, compared to the prior year. Restaurant labor expenses as a percentage of revenues for the year ended December 31, 2000 decreased to 28.3% from 28.6% in 1999. The decrease reflects productivity improvements partially offset by labor rate increases.

      Other restaurant operating expenses increased $20,535,746, or 20.2%, from $101,562,887 to $122,098,633 in the year ended December 31, 2000, compared to the prior year, principally as a result of increased revenues. Such expenses increased as a percentage of revenues to 23.4% in 2000 from 23.1% in 1999, as a primary result of increased occupancy and utility costs.

      General and administrative expenses increased $5,298,836, or 24.8%, from $21,353,610 to $26,652,446 in the year ended December 31, 2000, compared to the prior year, and increased as a percentage of revenues to 5.1% from 4.9%. The dollar increase resulted primarily from increased personnel to support our operations and increased incentive bonus compensation and duplicate corporate overhead costs for November and December 2000 associated with Rainforest Cafe corporate headquarters in Minneapolis, Minnesota.

      Depreciation and amortization expense increased $11,162,026, or 50.2%, from $22,229,762 to $33,391,788 in the year ended December 31, 2000, compared to the prior year. The dollar increase was primarily due to an asset impairment charge of $6,292,000, and the addition of new restaurants and equipment.

      The increase in net interest expense of $4,652,598 for the year ended December 31, 2000, as compared to the prior year, is substantially due to increased borrowings for treasury stock repurchases and the Rainforest Cafe acquisition. The decrease in other expense (income), net was attributable to an involuntary gain recorded in 1999, which did not recur in 2000.

      Provision for income taxes decreased by $778,404 to $7,301,828 in 2000 from $8,080,232 in 1999 primarily due to the higher interest expense and a reduction in our income. The provision for income taxes as a percentage of income before income taxes was reduced in the third and fourth quarter of 2000 and prospectively from 34.5% to 31.0% to reflect continuing favorable federal tax credits for tipped employees.

      For the year ended December 31, 2000, we incurred a special charge of $2,000,000 ($1,310,000, net of tax) in connection with the termination of an initial attempted acquisition of Rainforest Cafe. Store closings and special charges in 1999 represent the net of a $730,000 reversal (income) of estimated costs relating to favorably settling lease obligations of certain closed stores recorded during the second quarter of 1999 and $3,675,000 of expenses incurred related to an abandoned merger transaction during the first quarter of 1999.

 Liquidity and Capital Resources

      Our $205.0 million line of credit from a syndicate of banks, which was extended and increased from $200.0 million in February 2002, matures in July 2004. The line of credit is available for expansion, acquisitions, share repurchases and other general corporate purposes. At December 31, 2001, we had $175.0 million outstanding (with availability of $25.0 million) under this credit facility at an average interest rate of 5.0% and had cash and cash equivalent balances aggregating approximately $31.1 million. Our average borrowing rate has declined approximately 4 percentage points since December 31, 2000.

      For the year ended December 31, 2001, we funded our capital expenditures of $73.5 million, out of existing cash balances, cash flow from operations and borrowings. During 2000, we completed the purchase of Rainforest Cafe through a cash tender offer and subsequent merger. Our existing credit facility provided the necessary acquisition funds. Additional acquisition costs of approximately $32.6 million paid in 2001, were funded by available cash balances and borrowings on our bank line of credit. Acquisition amounts exclude the dissenting shareholders' demand for supplemental payment in excess of $3.25 per share. We believe that the Rainforest Cafe merger consideration of $3.25 per share was not below fair value of Rainforest Cafe and will pursue the determination of fair value in an appraisal proceeding.

      We expect to spend approximately $90.0 million on capital expenditures in 2002. The capital expenditures include partial construction costs on an estimated sixteen to eighteen new seafood and one new Rainforest Cafe restaurants and a new Aquarium restaurant, which are expected to open in 2002 or early 2003, plus further land acquisition costs and other capital expenditures. We have entered into an agreement to construct and operate a convention center in the City of Galveston, Texas. The Galveston Convention Center's estimated construction costs of approximately $28.0 million and subsequent operating expenses will be funded not by us, but by governmental agency bonds issued by the City of Galveston and serviced by certain hotel occupancy taxes. In connection with the convention center development and related management contract, we are obligated to purchase and donate, with a reversionary interest, land required for use by the Galveston Convention Center. Under the agreement, we will have the right to one-half of any profits generated by the operation of the Convention Center.

      We have purchased property, including a multi-story building, adjacent to the new Houston professional baseball park and close to the Houston Convention Center. The property is also near the proposed new professional basketball arena and other major venues under development and construction in the downtown area of Houston, Texas. Subject to the availability of financing and certain tax abatements, we plan to renovate the existing building into a 200-room hotel. We expect renovation and construction costs to be approximately $25.0 million, which would be expended over three years.

      We plan to fund 2002 capital expenditures and any remaining Rainforest Cafe acquisition costs out of existing cash balances, cash flow from operations and availability under our existing credit facility. As a result of our tax carryforwards and deferred tax assets, including amounts attributable to the acquisition of Rainforest Cafe, we expect our cash flow from operations to be subject to reduced federal income tax payments for the foreseeable future, and therefore provide additional cash flow for funding our business activities and debt service.

      We pay an annual $0.10 per share dividend, declared and paid in quarterly amounts.

      We, from time to time, review opportunities for restaurant acquisitions, investment in the hospitality, entertainment, food service and facilities management and other industries. Our exercise of any such investment opportunity may impact our development plans and capital expenditures. We believe that adequate sources of capital are available to fund our business activities through December 31, 2002.

 Seasonality and Quarterly Results

      Our business is seasonal in nature. Our reduced winter volumes cause revenues and, to a greater degree, operating profits to be lower in the first and fourth quarters than in other quarters. We have and continue to open restaurants in highly seasonal tourist markets. We further note that the Joe's Crab Shack concept restaurants tend to experience even greater seasonality and sensitivity to weather than our other restaurant concepts. Periodically, our sales and profitability may be negatively affected by adverse weather. The timing of unit openings can and will affect quarterly results. We anticipate a decline in revenues from the initial ("honeymoon") volumes of new units, and a decline in 2002 revenues of certain of the Rainforest Cafe restaurants.

 Impact of Inflation

      We do not believe that inflation has had a significant effect on our operations during the past several years. We believe we have historically been able to pass on increased costs through menu price increases, but there can be no assurance that we will be able to do so in the future. Future increases in restaurant labor costs, including expected future increase in federal minimum wages, land and construction costs could adversely affect our profitability and ability to expand.

                                    BUSINESS

General

      We are principally engaged in the ownership and operation of full service, casual dining restaurants, primarily under the names of Joe's Crab Shack, Landry's Seafood House, The Crab House, and Rainforest Cafe. As of December 31, 2001, we were the second largest seafood restaurant chain in the United States, and operated 191 full service restaurants in 30 states and Toronto, Canada, predominantly in the South and Southeast, including 109 Joe's Crab Shack restaurants, 41 Landry's Seafood House division restaurants, 25 Rainforest Cafe restaurants, 16 Crab House restaurants, and some limited menu restaurants.

      We opened the first Landry's Seafood House restaurant in 1980. In 1993, we became a publicly held company. Our stock is listed on the New York Stock Exchange under the symbol "LNY". In 1994, we acquired the first Joe's Crab Shack restaurant and in 1996, acquired the Crab House chain of restaurants. We acquired Rainforest Cafe, Inc. in December 2000. During 2001, we changed our name to Landry's Restaurants, Inc. to reflect our expansion and broadening of operations. In February 2002, we completed the acquisition of C. A. Muer Corporation, a privately held corporation, which operates fine dining and upscale casual seafood restaurants in six states in the Midwest and Eastern United States.

      We will continue to add to our base of restaurants, concentrating primarily on Joe's Crab Shack restaurants. Our new restaurant expansion will primarily be in areas where we are already located so we can take advantage of advertising and other economies of scale, including our existing labor force.

Core Restaurant Concepts

      Joe's Crab Shack. Joe's Crab Shack is a full-service seafood restaurant, featuring a varied seafood menu and offering many varieties of crab specialties. The atmosphere of a Joe's Crab Shack has an energetic casual feel, with a fun, eclectic decor influenced by weathered, old beach front fish shacks. Many of our Joe's Crab Shack facilities incorporate a small playground area for children adjacent to family dining areas. Dinner entree prices range from $7.99 to $13.99, and lunch entree prices range from $5.99 to $8.99. During the year ended December 31, 2001, alcoholic beverage sales accounted for approximately 15% of the concept's total restaurant revenues.

      Landry's Seafood House. Landry's Seafood House is a full-service traditional Gulf Coast seafood restaurant. It offers an extensive menu featuring fresh fish, shrimp, crab, lobster, scallops, other seafood, beef and chicken specialties in a comfortable, casual atmosphere. The restaurants feature a prototype look that is readily identified by a large theater-style marquee over the entrance and by a distinctive brick and wood facade, creating the feeling of a traditional old seafood house restaurant. Dinner entree prices range from $12.99 to $19.99, and lunch entree prices range from $5.99 to $9.99. During the year ended December 31, 2001, alcoholic beverage sales accounted for approximately 16% of the concept's total restaurant revenues.

      Rainforest Cafe. The Rainforest Cafe restaurants provide full service casual dining in a visually and audibly stimulating and entertaining rainforest environment that appeals to a broad range of customers. Each Rainforest Cafe consists of a restaurant and a retail village. The restaurant provides an attractive value to customers by offering a full menu of high quality food and beverage items served in a simulated rainforest, complete with thunderstorms, waterfalls and an active wildlife. In the retail village, Rainforest Cafe sells complementary apparel, toys, and gifts with the Rainforest Cafe logo in addition to other items reflecting the rainforest theme. Since acquiring Rainforest Cafe on December 1, 2000, we have closed five unprofitable locations, changed the menu to appeal to a wider range of customers, reduced overhead, and generally improved the quality of the dining experience. Dinner entree prices range from $10.99 to $18.99, and lunch entree prices range from $7.99 to $9.99. During the year ended December 31, 2001, retail sales and alcoholic beverage sales accounted for approximately 24% of the concept's total restaurant revenues.

      The Crab House. The Crab House restaurant is a full service casual dining seafood specialty restaurant with a casual nautical theme. Many of The Crab House restaurants feature a fresh seafood salad bar. Dinner entree prices range from $13.99 to $18.99, with certain items offered at Dinner market price. Lunch entree prices range from $6.99 to $9.99. During the year ended December 31, 2001, alcoholic beverage sales accounted for approximately 14% of the concept's total restaurant revenues.

      The Muer Restaurants. The Muer restaurants operate primarily under the names Charley's Crab, Big Fish, Gandy Dancer, The Grand Concourse, and Chuck & Harold's. The restaurants are upscale casual and fine dining seafood restaurants. Dinner entree prices range from $10.95 to $39.00 and lunch entree prices range from $6.95 to $19.00. The Muer acquisition fits into our overall strategy of appealing to a geographically and economically diverse customer base through well-located and recognized multiple concepts that benefit from our ability to purchase and market our product on a more profitable basis than they did as stand-alone companies.

      Kemah Boardwalk and the Aquarium. Kemah Boardwalk is an approximately 30-acre entertainment complex that features seven of our restaurants, retail shops, a hotel, amusement rides and a marina and is the home of our initial aquarium theme restaurant named The Aquarium--An Underwater Dining Adventure. The Aquarium restaurant offers seafood dining in an extraordinary setting. Guests dine amongst fish and coral with the illusion of being at the bottom of the sea and are seated around a large centerpiece aquarium and numerous smaller aquariums with decor and lighting that complement the overall dining experience. As of December 31, 2001, there was one Aquarium restaurant located at our Kemah Boardwalk development.

Strategy

      Our objective is to develop and operate a nationwide system of restaurants that offer customers a fun dining experience, create a loyal customer base that generates a high level of repeat business and provide superior returns to our investors. By focusing on the food, value, service, and ambiance of a restaurant, we strive to create an environment that fosters repeat patronage and encourages word-of-mouth recommendations. Our operating strategy focuses on the following:

 . Providing an attractive price-value relationship. Our restaurants provide customers an attractive price-value relationship by serving generous portions with fresh ingredients in high quality meals at moderate prices.

 . Commitment to customer satisfaction. We provide our customers prompt, friendly and efficient service, keeping table-to-wait staff ratios low, and staffing each restaurant with an experienced management team to ensure attentive customer service and consistent food quality.

 . Distinctive design and decor and casual atmosphere. Each of our restaurant concepts has a distinctive appearance and a flexible design, which can accommodate a wide variety of available sites. We strive to create a memorable dining experience for customers to ensure repeat and frequent patronage.

 . High profile locations for restaurants. We locate a substantial number of our restaurants in markets that provide a balanced mix of tourist, convention, business, and residential clientele. We believe that this strategy results in a high volume of new and repeat customers and provides us with increased name recognition in new markets.

 . Attracting and retaining quality employees. We believe there is a high correlation between the quality of restaurant management and the long-term success of the restaurant. We provide extensive training and attractive compensation as well as promote internally to foster a strong corporate culture and encourage a sense of personal commitment from our employees. With our cash bonus program, our managers typically earn bonuses equal to 15% to 25% of their total cash compensation.

      We believe we have demonstrated the viability of our restaurant concepts in a wide variety of markets across the United States. We intend to continue our expansion program through the growth of existing concepts and acquisitions, including

 . Expansion of our core restaurant concepts. We anticipate continued expansion of our core restaurant concepts by opening units in existing markets that provide us economic and operating efficiencies and the ability to leverage our operating expertise. We intend to concentrate on development of Joe's Crab Shack restaurants in existing markets to increase our competitive position and obtain greater marketing and operational efficiencies. The specific rate at which we are able to open new restaurants is determined by our success in locating satisfactory sites, negotiating acceptable lease or purchase terms and securing appropriate local governmental permits and approvals, and by our capacity to supervise construction and recruit and train management personnel.

 . Testing new concepts and clustering our restaurants around attractions. By clustering, we can offer an array of restaurant choices as well as other entertainment that appeals to different tastes and budgets. We will also explore internally developed concepts such as the Kemah Boardwalk and the Aquarium.

 . Pursuit of growth through acquisitions. Acquisitions have contributed significantly to our growth and will continue to play a substantial role in our growth strategy. We have a history of acquisitions, including Joe's Crab Shack in 1994, the Crab House in 1996, the Rainforest Cafe in 2000 and the Muer restaurants in February 2002. We will continue to pursue opportunistic purchases of, or investments in, other restaurant companies and in the hospitality, amusements, entertainment, food service, facilities management or other related industries.

Recent and Planned Growth

      We anticipate continued expansion of our core restaurant concepts by opening units in our existing and other desirable markets, which provides us economic and operating efficiencies and the ability to leverage our operating expertise. In addition, we may pursue opportunistic purchases of other restaurant companies and investments in the hospitality, entertainment, food service, facilities management or other industries. We believe that our ability to identify operational weaknesses, lower menu prices to attract a wider customer base, utilize our size to enhance marketing and purchasing power and our willingness to quickly adapt our concepts to changing preferences, permits us to enhance the franchise value of restaurant concepts we acquire.

      We completed the acquisition of Rainforest Cafe in December 2000. Our strategy for the Rainforest Cafe restaurants includes:

 .  improving menus;

 .  increasing operational focus;

 .  closing unprofitable units (we have closed five domestic restaurants)

 . adding new manager incentive programs for employee retention and revenue improvement; and

 .  providing new advertising and marketing campaigns.

      We successfully implemented similar changes in the Joe's Crab Shack restaurants in 1999. The initial growth strategy of Rainforest Cafe, which was pursued by predecessor management, included the development of Rainforest Cafe restaurants in both high-profile concentrated tourist areas, and in shopping center mall locations. Most of the mall locations have experienced high initial revenues followed by prolonged revenue declines, although these mall locations produce revenues greater than typical casual dining restaurants.

      In February 2002, we acquired the Muer restaurants. This acquisition has provided us with new concepts catering to the higher end market. It has also expanded our operations to areas we had not previously serviced.

      We opened 13 restaurants in 2000. However, as a consequence of the Rainforest Cafe acquisition, which added 25 high volume restaurants, we reduced new openings in 2001 to eight restaurants of which six were Joe's Crab Shacks. Now that integration of the Rainforest Cafe restaurants has been completed, and with the acquisition of the Muer restaurants, we have increased our planned 2002 unit openings to approximately 34, including the Muer restaurants we acquired in February 2002. The remaining new openings are expected to be primarily new Joe's Crab Shack restaurants.

      Our primary growth will utilize the Joe's Crab Shack concept, although additional Landry's Seafood House, The Crab House and Rainforest Cafe restaurants may be built. We believe that the increased consumption of seafood due to its taste, variety and perceived health advantages, combined with the unit economics of our restaurants, support our decision to concentrate our expansion efforts on quality seafood restaurants in strategically targeted markets.

      We internally developed a new restaurant concept called "The Aquarium--An Underwater Dining Adventure." The Aquarium restaurant offers seafood dining in an extraordinary setting. Guests dine among fish and coral with the illusion of being at the bottom of the sea. Guests are seated around a large centerpiece aquarium and numerous smaller aquariums with decor and lighting that complement the overall dining experience. As of December 31, 2001, there was one Aquarium restaurant, located at our Kemah Boardwalk development. We entered into a long-term lease agreement with the City of Houston to develop a second Aquarium restaurant, along with a public exhibit, and complementary amusements and entertainment facilities, on city-owned property. We expect this restaurant to open in late 2002.

      The Kemah Boardwalk development was our first attempt at clustering a number of our restaurants together with amusements, hotel facilities and shops to attract families, tourists, businessmen and others to a single destination location. We intend to capitalize on other opportunities to develop further destination facilities in other strategic locations. In addition, we have expanded our operations to include hotel management and convention center development, construction and operation, which we believe complement our restaurant operations.

      A designated team of our employees is responsible for opening new restaurant locations, including kitchen personnel and other individuals who are trained as hosts, waiters, floor managers and bartenders. Our enhanced management-training program allows assistant general managers to be promoted to general managers. We believe that this program lowers our turnover rates at the general manager level. We believe that through our training program and the hiring of outside personnel we will be able to support our expansion strategy.

Restaurant Locations

      Our seafood restaurants range in size from 5,000 square feet to 16,000 square feet, with an average restaurant size of approximately 8,000 square feet. The restaurants generally have dining room floor seating for approximately 215 customers, patio seating on a seasonal basis, and bar seating for approximately 10 to 20 additional customers for lunch and dinner.

      The Rainforest Cafe restaurants generally range in size from approximately 15,000 to 30,000 square feet with an average restaurant size of approximately 20,000 square feet. The Rainforest Cafe restaurants have between 300 and 600 restaurants seats with an average of approximately 400 seats for lunch and dinner.

      The following table enumerates by state the location of our full service restaurants as of December 31, 2001 and does not include the units from the Muer acquisition:

                         Number
                           of
         State           Units
         -----           ------
Alabama.................    3
Arizona.................    5
California..............   11
Colorado................    7
Connecticut.............    1
Florida.................   22
Georgia.................    5
Illinois................    9
Indiana.................    5
Kansas..................    2
Kentucky................    2
Louisiana...............    4
Maryland................    2
Massachusetts...........    1
Michigan................    5
Minnesota...............    3

                           Number
                             of
          State            Units
          -----            ------
Mississippi...............    1
Missouri..................    3
Nevada....................    5
New Jersey................    3
New Mexico................    1
North Carolina............    4
Ohio......................    8
Oklahoma..................    2
South Carolina............    7
Tennessee.................    6
Texas.....................   56
Utah......................    1
Virginia..................    5
Washington................    1
Toronto, Canada...........    1
                            ---
  Total...................  191
                            ===

      We are also the developer and operator of the Kemah Boardwalk south of Houston, Texas. We own and operate substantially all of the 30 acre Kemah Boardwalk development, which includes seven restaurants (included in the table above), a hotel, retail shops, amusement attractions, and a marina.

Menu

      Our seafood restaurants offer a wide variety of high quality, broiled, grilled, and fried seafood items at moderate prices, including red snapper, shrimp, crawfish, crab, lump crabmeat, lobster, oysters, scallops, flounder, and other traditional seafood items, many with a choice of unique seasonings, stuffings and toppings. Menus include a wide variety of seafood appetizers, salads, soups and side dishes. We provide high quality beef, fowl, pastas, and other American food entrees as alternatives to seafood items. Our restaurants also feature a unique selection of desserts made fresh on a daily basis at each location. Many of our restaurants offer complimentary salad and garlic bread with each entree, as well as certain lunch specials and popularly priced children's entrees. The Rainforest Cafe menu offers traditional American fare, including beef, chicken and seafood at moderate prices.

Management and Employees

      We staff our restaurants with management that has experience in the restaurant industry. We believe our strong team-oriented culture helps us attract highly motivated employees who provide customers with a superior level of service. We train our kitchen employees and wait staff to take great pride in preparing and serving food in accordance with our high standards. Restaurant managers and staff are trained to be courteous and attentive to customer needs, and the managers, in particular, are instructed to visit each table. Senior corporate management hosts weekly meetings with restaurant general managers to discuss individual restaurant performance and customer comments. Moreover, we require general managers to hold weekly staff meetings at their individual restaurants. We monitor compliance with our strict quality requirements through periodic on-site visits and formal periodic inspections by regional field managers and supervisory personnel from our corporate offices.

      Our typical seafood restaurant has a general manager and several kitchen and floor managers. We have promoted many of the general managers from within after training in all areas of restaurant management with a strong emphasis on kitchen operations. The general managers generally spend most of their time in the dining area of the restaurant, supervising the staff and providing service to customers.

      The Rainforest Cafe unit management structure is more complex due to higher unit level sales, larger facilities, rainforest theming including animatronics, aquariums, and complementary retail business activity. A management team consisting of floor, kitchen, retail, facility and outside sales managers supports the general manager.

      Each restaurant management team is eligible to receive monthly incentive bonuses. These employees typically earn between 15% and 25% of their total cash compensation under this program.

      We have spent considerable effort in developing employee growth programs whereby a large number of promotions occur internally. We require each trainee to participate in a formal training program that utilizes departmental training manuals, examinations and a scheduled evaluation process. We require newly hired wait staff to spend from five to ten days in training before they serve our customers. We utilize a program of extensive background checks for prospective management employees, such as criminal checks, credit checks, driving record and drug screening. Management training encompasses three general areas:

 .  all service positions;

 . management accounting, personnel management, and dining room and bar operations; and

 . kitchen management, which entails food preparation and quality controls, cost controls, training, ordering and receiving, and sanitation operations.

      Due to our enhanced training program, management training customarily lasts approximately eight to twelve weeks, depending upon the trainee's prior experience and performance relative to our objectives. As we expand, we will need to hire additional management personnel, and our continued success will depend in large part on our ability to attract, train, and retain quality management employees. As a result of the enhanced training programs, we attract and retain a greater proportion of management personnel through existing employees and internal promotions and advancements.

      As of December 31, 2001, there were approximately 70 individuals involved in regional management functions. As we grow, we plan to increase the number of regional managers, and to have each regional manager responsible for a limited number of restaurants within his or her geographic area. We plan to promote experienced restaurant level management personnel to serve as future regional managers.

      As of December 31, 2001, we employed approximately 15,400 persons, of whom 1,175 were restaurant managers or manager-trainees, 315 were salaried corporate and administrative employees, approximately 70 were operations regional management employees, 65 were development and construction employees and the rest were hourly employees (all numbers approximate). Typical restaurant employment for us is at a seasonal low at December 31, 2001. Each of our seafood restaurants employ an average of approximately 60 to 100 people, depending on seasonal needs. The largest Rainforest Cafe units have in excess of 400 employees. We believe that our management level employee turnover for 2001 was within industry standards. None of our employees are covered by a collective bargaining agreement. We consider our relationship with employees to be satisfactory.

Customer Satisfaction

      We provide our customers prompt, friendly, efficient service, keeping table-to-wait staff ratios low and staffing each restaurant with an experienced management team to ensure attentive customer service and consistently high food quality. Through the use of comment cards and a 1-800 telephone number, senior management receives valuable feedback from customers and through prompt responses demonstrates a continuing interest in customer satisfaction.

Purchasing

      We strive to obtain consistent, quality items at competitive prices from reliable sources. We continually search for and test various products in order to serve the highest quality products possible and to be responsive to changing customer tastes. In order to maximize operating efficiencies and to provide the freshest ingredients for our food products while obtaining the lowest possible prices for the required quality, each restaurant's management team determines the daily quantities of food items needed and orders such quantities from major suppliers at prices negotiated primarily by our corporate office. We emphasize availability of the items on our menu, and if an item is in short supply, restaurant level management is expected to procure the item immediately.

      We use many suppliers and obtain our seafood products from global sources in order to ensure a consistent supply of high-quality food and supplies at competitive prices. While the supply of certain seafood species is volatile, we believe that we have the ability to identify alternative seafood products and to adjust our menus as required. We routinely inventory bulk purchases of seafood products and retail goods for distribution to our restaurants to take advantage of buying opportunities and hedge against price and supply fluctuations.

      We believe that the essential food products and retail goods are available, or can be made available upon relatively short notice, from alternative qualified suppliers. We use two national distributors in order to achieve certain cost efficiencies, but such services are available from alternative qualified distributors. We have not experienced any significant delays in receiving our food and beverage products, restaurant supplies or equipment.

Advertising and Marketing

      We employ a marketing strategy to attract new customers, to increase the frequency of visits by existing customers and establish a high level of name recognition. We have historically relied primarily on word-of-mouth publicity, billboards with distinctive graphics, travel and hospitality magazines and print advertising. Since 1999, we successfully expanded our use of television and radio commercials. We use multiple billboards on highways to direct potential customers from the highways to the restaurants, as well as to build name recognition within each market. Our advertising expenditures for 2001 were approximately 2.7% of revenues. We anticipate that advertising and marketing expenses will increase as a percentage of revenues and that we will utilize more television and radio advertising.

Service Marks

      Landry's Seafood House, Joe's Crab Shack and Rainforest Cafe are each registered as a federal service mark on the Principal Register of the United States Patent and Trademark Office. Further, we acquired several federal trademarks in connection with the acquisition of the Muer restaurants. The Crab House is a registered design mark. We pursue registration of our important service marks and trademarks and vigorously oppose any infringement upon them.

Competition

      The restaurant industry is intensely competitive with respect to price, service, the type and quality of food offered, location and other factors. We have many well-established competitors with substantially greater financial resources and a longer history of operations. We compete with both locally-owned restaurants, as well as national and regional restaurant chains, some of which may be better established in our existing and future markets. In particular, Red Lobster, a national seafood restaurant chain, operates over 600 seafood restaurants nationwide, many of which operate in our existing and future markets. We also compete with other restaurant and retail establishments for sites.

      Changes in customer preferences, economic conditions, demographic trends and the location, number of, and type of food served by competing restaurants could adversely affect our business as could a shortage of experienced management and hourly employees. We believe our restaurants enjoy a high level of repeat business and customer loyalty due to high food quality, good perceived price-value relationships, comfortable atmosphere and friendly efficient service.

Rainforest International License and Joint Venture Agreements

      Rainforest Cafe has seven separate exclusive license arrangements relating to the operations and development of Rainforest Cafes in the United Kingdom, Japan, France, Mexico, Canada and certain countries and cities in Asia. These agreements include a per unit development fee and restaurant royalties ranging from 3.0% to 7.0% of sales. There are 11 international units in operation. Two of the franchised international units were opened in 2001. We own various equity interests in several of the international locations. Some of the international franchise locations are experiencing sales declines. We do not anticipate revenues from international franchises to be significant.

Information as to Classes of Similar Products or Services

      We operate in only one industry segment. All significant revenues and pre-tax earnings relate to retail sales of food, beverages and merchandise to the general public through company-owned and company-operated restaurants, substantially all located in the United States.

                                  MANAGEMENT

      The following sets forth certain information with respect to our directors and executive officers:

           Name             Age                     Position
           ----             ---                     --------
Tilman J. Fertitta(/1/)...   44 President, Chief Executive Officer and Director
Steven L.                    40 Vice President of Administration, General
 Scheinthal(/1/)..........      Counsel, Secretary and Director
Paul S. West(/1/).........   43 Vice President of Finance, Chief Financial
                                Officer and Director
Richard E. Ervin..........   45 Vice President of Restaurant Operations
Michael S. Chadwick(/2/)..   50 Director
James E.                     69 Director
 Masucci(/2/)(/3/)........
Joe Max Taylor(/2/)(/3/)..   69 Director

--------
(/1/Member)of Executive Committee
(/2/Member)of Audit Committee
(/3/Member)of Compensation and Stock Option Committee

      Mr. Fertitta has served as President and Chief Executive Officer of the Company since 1987. In 1988, he became the controlling stockholder and assumed full responsibility for all of the Company's operations. Prior to serving as President and Chief Executive Officer of the Company, Mr. Fertitta devoted his full time to the control and operation of a hospitality and development company. Mr. Fertitta serves on the boards of the Houston Livestock Show and Rodeo, Space Center Houston, the Museum of Fine Arts, The Greater Houston Convention and Visitor's Bureau, the Better Business Bureau of Houston, and the Childress Foundation. He is also a minority partner in the Houston Texans National Football League team.

      Mr. Scheinthal has served as Vice President of Administration, General Counsel and Secretary to the Company since September 1992. He devotes a substantial amount of time to lease and contract negotiations and is primarily responsible for the Company's compliance with federal, state and local ordinances. Prior to joining the Company, he was a partner in the law firm of Stumpf & Falgout in Houston, Texas. Mr. Scheinthal represented the Company for approximately five years before joining the Company. He has been licensed to practice law in the state of Texas since 1984.

      Mr. West has served as Vice President of Finance and Chief Financial Officer of the Company since June 1993. Prior to joining the Company, Mr. West was a senior manager at Deloitte & Touche and a leader of their Restaurant/Entertainment Advisors Group in Dallas, Texas. He was responsible for numerous restaurant audits and performed the annual restaurant industry operations survey and study on behalf of the National Restaurant Association and many state restaurant associations. Mr. West had been engaged in public accounting and auditing since 1981, and has been a certified public accountant since 1983.

      Mr. Ervin has served as Vice President of Restaurant Operations since 1991. Prior to that time, he was the Vice President of Internal Controls and Director of Beverage Operations. He has over 16 years of experience in high volume, multi-unit food and beverage operations. His experience includes new restaurant development and employee training programs.

      Mr. Chadwick has been engaged in the commercial and investment banking businesses since 1975. From 1988 to 1994, Mr. Chadwick was President of Chadwick, Chambers & Associates, a private merchant and investment banking firm in Houston, Texas, which he co-founded in 1988. In 1994, Mr. Chadwick joined Sanders Morris Harris, an investment banking and financial advisory firm, as Senior Vice President and a Managing Director in the Corporate Finance Group.

      Mr. Masucci is self-employed as an advertising consultant. From 1956 until June 1996, he was employed by Capital Cities/ABC ("ABC"). His last position with ABC was as President and General Manager of KTRK-TV, an ABC-owned station in Houston, Texas, a position he held from August 1990 to June 1996. Prior to serving as President, Mr. Masucci served in various executive positions with KTRK-TV and has served as Division Vice President and Vice President of the Broadcast Division of ABC.

      Mr. Taylor recently retired as the chief law enforcement administrator for Galveston County, Texas. He has served as a Director and Executive Committee member of American National Insurance Company, a publicly traded insurance company, for ten years and served on the Board of Directors of Moody Gardens, a hospitality and entertainment complex located in Galveston, Texas.

                              SELLING STOCKHOLDER

      The following table sets forth certain information concerning the beneficial ownership of common stock by the selling stockholder as of February 28, 2002 and as adjusted to reflect the sale of common stock by the selling stockholder:

                                                                  Beneficial
                                   Beneficial                   Ownership After
                                Ownership Before                     this
                                  This Offering                  Offering(/1/)
                                ----------------------         -----------------
                                Shares of              Shares  Shares of
                                 Common                 to be   Common
       Name and Address           Stock        Percent  Sold     Stock   Percent
       ----------------         ---------      ------- ------- --------- -------
Tilman J. Fertitta(/2/)........ 6,500,000(/3/)  27.6%  500,000 6,000,000  21.7%
 1510 West Loop South
 Houston, Texas 77027

--------
(/1/Assumes)no exercise of underwriters over-allotment option.
(/2/Mr.)Fertitta has served as our President, Chief Executive Officer and
    Chairman of the Board since 1987.
(/3/This)total includes options to purchase up to 1,400,000 shares of our common stock at prices ranging from $7.00 to $14.00 per share pursuant to immediately exercisable options that are beneficially owned by Mr. Fertitta.

                                  UNDERWRITING

      The underwriters named below, acting through their representatives, Robertson Stephens, Inc., U.S. Bancorp Piper Jaffray Inc., SunTrust Capital Markets, Inc., Thomas Weisel Partners LLC, and BB&T Capital Markets have severally agreed with us and the selling stockholder, subject to the terms and conditions of the underwriting agreement, to purchase from us and the selling stockholder the number of shares of common stock set forth opposite their respective names below. The underwriters are committed to purchase and pay for all of these shares if any are purchased.

                                                                       Number of
Underwriter                                                             Shares
-----------                                                            ---------
Robertson Stephens, Inc...............................................
U.S. Bancorp Piper Jaffray Inc........................................
SunTrust Capital Markets, Inc.........................................
Thomas Weisel Partners LLC............................................
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.........
                                                                       ---------
                                                                       4,500,000
                                                                       =========

      The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price shown on the cover page of this prospectus supplement and to certain dealers at that price less a concession of not more than $
per share, of which $           may be reallowed to other dealers. After the
completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds we are to receive as set forth on the cover page of this prospectus supplement. The common stock is offered by the underwriters as stated in this prospectus supplement, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Over-Allotment Option

      We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus supplement to purchase up to 675,000 additional shares of common stock at the same price per share we will receive for the shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to limited conditions, to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares offered by this prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are being sold. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock in this offering.

      The following table sets forth the compensation that we and the selling stockholders are to pay to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment opinion.

                                                              Total
                                                   ---------------------------
                                            Per       Without        With
                                           Share   Overallotment Overallotment
                                          -------- ------------- -------------
Underwriting Discounts and Commissions
 payable by us........................... $          $             $
Underwriting Discounts and Commissions
 payable by the selling stockholder...... $          $             $

Expenses

      We estimate the expenses of this offering, other than the compensation to the underwriters, will be approximately $500,000, and are payable entirely by us. Expenses include the Securities and Exchange Commission filing fee, the NASD filing fee, NYSE listing fees, printing expenses, legal and accounting fees, transfer agent and registrar fees and other miscellaneous fees and expenses.

Indemnity

      The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholder against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Lock-up Agreements

      Each of our executive officers and directors has agreed, subject to limited exceptions, not to offer to sell, contract to sell, or otherwise sell or dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into, exercisable for or exchangeable for shares of common stock owned by the holder as of the date of this prospectus or acquired directly from us or with respect to which these holders have or may acquire the power of disposition, without the prior written consent of Robertson Stephens. This restriction terminates after the closing of trading of the shares on the 90th day after the date of this prospectus supplement. However, Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Syndicated Short Sales

      The representatives have advised us that, on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 675,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any naked short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

Stabilization

      The underwriters' representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position.

                             CERTAIN LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Houston, Texas, our legal counsel. Certain legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins, San Francisco, California.

                                    EXPERTS

      The audited financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001, included in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said report.

                   Index to Consolidated Financial Statements

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................  SF-2
Consolidated Balance Sheets at December 31, 2001 and 2000................  SF-3
Consolidated Statements of Income for the three years ended December 31,
 2001....................................................................  SF-4
Consolidated Statements of Stockholders' Equity for the three years ended
 December 31, 2001.......................................................  SF-5
Consolidated Statements of Cash Flows for the three years ended December
 31, 2001................................................................  SF-6
Notes to Consolidated Financial Statements...............................  SF-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Landry's Restaurants, Inc.:

We have audited the accompanying consolidated balance sheets of Landry's Restaurants, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landry's Restaurants, Inc., and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Houston, Texas
February 4, 2002
(except with respect to the
matter discussed in Note 5
as to which the date is
February 25, 2002)

                           LANDRY'S RESTAURANTS, INC.

                          Consolidated Balance Sheets

                                                            December 31,
                                                      -------------------------
                                                          2001         2000
                                                      ------------ ------------
                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................... $ 31,081,008 $ 26,159,525
  Accounts receivable--trade and other...............   13,518,828   10,653,387
  Inventories........................................   33,562,608   34,752,119
  Deferred taxes.....................................    5,621,459    2,671,766
  Other current assets...............................   10,336,996   12,302,393
                                                      ------------ ------------
    Total current assets.............................   94,120,899   86,539,190
                                                      ------------ ------------
PROPERTY AND EQUIPMENT, net..........................  587,828,723  559,737,798
GOODWILL, net of accumulated amortization of
 $1,660,000 and $1,523,000, respectively.............    2,438,996    2,575,625
DEFERRED TAXES.......................................            -    8,501,521
OTHER ASSETS, net....................................    5,782,578    6,520,641
                                                      ------------ ------------
    Total assets..................................... $690,171,196 $663,874,775
                                                      ============ ============

        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable................................... $ 45,027,820 $ 40,192,661
  Accrued liabilities................................   55,109,685   85,943,990
  Current portion of long-term notes and other
   obligations.......................................            -       59,963
                                                      ------------ ------------
    Total current liabilities........................  100,137,505  126,196,614
                                                      ------------ ------------
LONG-TERM NOTES, NET OF CURRENT PORTION..............  175,000,000  155,000,000
DEFERRED TAXES.......................................    4,126,948            -
OTHER LIABILITIES....................................   17,236,120   18,125,503
                                                      ------------ ------------
    Total liabilities................................  296,500,573  299,322,117
                                                      ------------ ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common Stock, $0.01 par value, 60,000,000 shares
   authorized, 21,996,369 and 21,498,352 issued and
   outstanding, respectively.........................      219,964      214,984
  Additional paid-in capital.........................  305,598,659  301,225,712
  Retained earnings..................................   87,852,000   63,111,962
                                                      ------------ ------------
    Total stockholders' equity.......................  393,670,623  364,552,658
                                                      ------------ ------------
    Total liabilities and stockholders' equity....... $690,171,196 $663,874,775
                                                      ============ ============

  The accompanying notes are an integral part of these consolidated financial statements.

                           LANDRY'S RESTAURANTS, INC.

                       Consolidated Statements of Income

                                               Year Ended December 31,
                                        ---------------------------------------
                                            2001          2000         1999
                                        ------------  ------------ ------------
REVENUES..............................  $746,642,287  $520,979,796 $438,986,243
OPERATING COSTS AND EXPENSES:
  Cost of revenues....................   219,683,690   156,786,917  136,321,031
  Restaurant labor....................   215,662,020   147,192,415  125,566,341
  Other restaurant operating
   expenses...........................   185,186,106   122,098,633  101,562,887
  General and administrative
   expenses...........................    38,003,488    26,652,446   21,353,610
  Depreciation and amortization.......    37,147,325    33,391,788   22,229,762
  Restaurant pre-opening expenses.....     2,598,293     3,401,511    3,764,389
  Store closings and special charges..             -     2,000,000    2,945,000
                                        ------------  ------------ ------------
    Total operating costs and
     expenses.........................   698,280,922   491,523,710  413,743,020
OPERATING INCOME......................    48,361,365    29,456,086   25,243,223
OTHER EXPENSE (INCOME):
  Interest expense (income), net......     9,402,351     6,617,567    1,964,969
  Other, net..........................       (56,285)      886,573     (177,711)
                                        ------------  ------------ ------------
                                           9,346,066     7,504,140    1,787,258
INCOME BEFORE INCOME TAXES............    39,015,299    21,951,946   23,455,965
PROVISION FOR INCOME TAXES............    12,095,730     7,301,828    8,080,232
                                        ------------  ------------ ------------
NET INCOME............................  $ 26,919,569  $ 14,650,118 $ 15,375,733
                                        ============  ============ ============
EARNINGS (LOSS) PER SHARE INFORMATION:
BASIC
  Net income..........................  $       1.24  $       0.63 $       0.58
  Weighted average number of common
   shares outstanding.................    21,750,000    23,400,000   26,675,000
DILUTED
  Net income..........................  $       1.19  $       0.62 $       0.57
  Weighted average number of common
   and common share equivalents
   outstanding........................    22,535,000    23,600,000   27,025,000


  The accompanying notes are an integral part of these consolidated financial statements.

                           LANDRY'S RESTAURANTS, INC.

                Consolidated Statements of Stockholders' Equity

                            Common Stock        Additional
                         --------------------    Paid-In      Retained
                           Shares     Amount     Capital      Earnings       Total
                         ----------  --------  ------------  -----------  ------------
BALANCE, January 1,
 1999................... 30,345,290  $303,453  $363,156,349  $45,212,273  $408,672,075
  Net income............          -         -             -   15,375,733    15,375,733
  Exercise of stock
   options and tax
   benefit..............    900,000     9,000     6,294,105            -     6,303,105
  Purchase of common
   stock held in
   treasury............. (6,422,165)  (64,222)  (46,845,354)  (6,093,299)  (53,002,875)
                         ----------  --------  ------------  -----------  ------------
BALANCE, December 31,
 1999................... 24,823,125   248,231   322,605,100   54,494,707   377,348,038
  Net income............          -         -             -   14,650,118    14,650,118
  Dividends paid........          -         -             -   (1,764,579)   (1,764,579)
  Purchase of common
   stock held in
   treasury............. (3,324,773)  (33,247)  (21,379,388)  (4,268,284)  (25,680,919)
                         ----------  --------  ------------  -----------  ------------
BALANCE, December 31,
 2000................... 21,498,352   214,984   301,225,712   63,111,962   364,552,658
  Net income............          -         -             -   26,919,569    26,919,569
  Dividends paid........          -         -             -   (2,167,959)   (2,167,959)
  Purchase of common
   stock held in
   treasury.............     (3,506)      (35)      (64,797)     (11,572)      (76,404)
  Exercise of stock
   options and tax
   benefit..............    501,523     5,015     4,437,744            -     4,442,759
                         ----------  --------  ------------  -----------  ------------
BALANCE, December 31,
 2001................... 21,996,369  $219,964  $305,598,659  $87,852,000  $393,670,623
                         ==========  ========  ============  ===========  ============



  The accompanying notes are an integral part of these consolidated financial statements.

                           LANDRY'S RESTAURANTS, INC.

                     Consolidated Statements of Cash Flows

                                             Year Ended December 31,
                                     ------------------------------------------
                                         2001           2000           1999
                                     -------------  -------------  ------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income........................  $  26,919,569  $  14,650,118  $ 15,375,733
 Adjustments to reconcile net
  income to net cash provided by
  operating activities:
  Store closings and special
   charges.........................              -              -      (730,000)
  Gain on sales of assets..........       (565,822)             -      (779,371)
  Depreciation and amortization....     37,147,325     33,391,788    22,229,762
  Deferred rent....................       (241,155)      (413,988)            -
  Changes in assets and
   liabilities:
   (Increase) decrease in trade and
    other receivables..............     (2,865,441)     4,364,595     6,612,899
   (Increase) decrease in
    inventories....................      1,189,511     (7,758,689)    4,429,497
   (Increase) decrease in other
    assets.........................      8,977,078     11,234,860     2,147,994
   Increase (decrease) in accounts
    payable and accrued
    liabilities....................     18,410,181      9,866,444     6,815,646
                                     -------------  -------------  ------------
    Total adjustments..............     62,051,677     50,685,010    40,726,427
                                     -------------  -------------  ------------
Net cash provided by operating
 activities........................     88,971,246     65,335,128    56,102,160
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Property and equipment additions..    (73,462,974)   (77,399,028)  (55,123,127)
 Proceeds from sale of property and
  equipment........................        750,000              -     1,499,995
 Purchase of Rainforest Cafe, net
  of cash acquired.................    (32,580,607)   (44,562,492)            -
 Other.............................              -       (170,000)            -
                                     -------------  -------------  ------------
    Net cash used in investing
     activities....................   (105,293,581)  (122,131,520)  (53,623,132)
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Sale (purchases) of common stock..        (76,404)   (25,680,919)  (53,002,875)
 Proceeds from exercise of stock
  options..........................      3,548,144              -     5,400,000
 Borrowings (payments) under credit
  line, net........................     19,940,037     86,907,083    32,918,108
 Dividends paid....................     (2,167,959)    (1,764,579)            -
 Other.............................              -        516,666             -
                                     -------------  -------------  ------------
    Net cash provided by (used in)
     financing activities..........     21,243,818     59,978,251   (14,684,767)
NET INCREASE (DECREASE) IN CASH AND
 EQUIVALENTS.......................      4,921,483      3,181,859   (12,205,739)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR.................     26,159,525     22,977,666    35,183,405
                                     -------------  -------------  ------------
CASH AND CASH EQUIVALENTS AT END OF
 YEAR..............................  $  31,081,008  $  26,159,525  $ 22,977,666
                                     =============  =============  ============
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION:
 Cash paid during the period for:
  Interest.........................  $  10,230,853  $   7,692,000  $  4,093,000
  Income taxes.....................  $           -  $   2,312,000  $    491,837

  The accompanying notes are an integral part of these consolidated financial statements.

                           LANDRY'S RESTAURANTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

      Landry's Restaurants, Inc. (the "Company") owns and operates seafood restaurants primarily under the trade names Landry's Seafood House, Joe's Crab Shack and The Crab House. In addition, the Company owns and operates domestic and licenses international rainforest themed restaurants under the trade name Rainforest Cafe. Rainforest Cafe, Inc. ("Rainforest Cafe"), a casual dining restaurant chain, was acquired in 2000.

      The Company is also the developer and operator of the Kemah Boardwalk, located near Houston, Texas. The Kemah Boardwalk is a 30 acre waterfront restaurant development including seven restaurants, a boutique hotel, retail shops, amusement attractions, and a marina.

Principles of Consolidation

      The accompanying financial statements include the consolidated accounts of Landry's Restaurants, Inc., a Delaware holding company and its wholly and majority owned subsidiaries and partnership.

      The Company early adopted, as of March 31, 2001, newly released guidance for accounting for certain sales incentives and revised the recognition and income statement classification for certain discounts, certificates, and offers. There were no reclassifications to prior financial statements as amounts were not deemed material, and the change had no impact on reported earnings.

      Two new financial accounting standards were issued addressing accounting for business combinations, goodwill and other intangible assets. Management does not believe either pronouncement has a material effect on the Company's financial statements.

Inventories

      Inventories consist of food and beverages used in restaurant operations and complementary retail goods and are recorded at the lower of cost or market value as determined by the average cost for food and beverages and by the retail method on the first-in, first-out basis for retail goods. Inventories consisted of the following:

                                                              December 31,
                                                         -----------------------
                                                            2001        2000
                                                         ----------- -----------
   Food and beverage.................................... $24,162,722 $26,295,177
   Retail goods.........................................   9,399,886   8,456,942
                                                         ----------- -----------
                                                         $33,562,608 $34,752,119
                                                         =========== ===========

Property and Equipment

      Property and equipment are recorded at cost. Expenditures for major renewals and betterments are capitalized while maintenance and repairs are expensed as incurred.

      The Company computes depreciation using the straight-line method. The estimated lives used in computing depreciation are as follows: buildings and improvements--5 to 40 years; furniture, fixtures and equipment--4 to 10 years; and leasehold improvements--shorter of 30 years or lease term, including extensions where appropriate.

      Interest is capitalized in connection with restaurant construction and development activities, and other real estate development projects. The capitalized interest is recorded as part of the asset to which it relates and

                           LANDRY'S RESTAURANTS, INC.

is amortized over the asset's estimated useful life. During 2001, 2000 and 1999, the Company capitalized approximately $2,437,000, $1,650,000 and $1,285,000, respectively, of interest costs.

      Restaurant and other properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The recoverability of properties that are to be held and used is measured by comparison of the estimated future undiscounted cash flows associated with the asset to the carrying amount of the asset. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their fair value. Properties to be disposed of are reported at the lower of their carrying amount or fair value, reduced for estimated disposal costs.

Pre-Opening Costs

      Pre-opening costs are expensed as incurred and include the direct and incremental costs incurred in connection with the commencement of each restaurant's operations, which are substantially comprised of training-related costs.

Development Costs

      Certain direct costs are capitalized in conjunction with site selection for planned future restaurants, acquiring restaurant properties and other real estate development projects. Direct and certain indirect costs, including interest, are capitalized in conjunction with construction and development projects. These costs are included in property and equipment in the accompanying consolidated balance sheets and are amortized over the life of the related building and leasehold interest. Costs related to abandoned site selections and general site selection costs which cannot be identified with specific restaurants are charged to operations.

Goodwill

      Goodwill is amortized over 30 years. Other intangible assets are amortized over the life of the related agreement. These amounts are included in goodwill and other assets in the accompanying consolidated balance sheets, respectively.

Earnings Per Share

      Net income per common share has been computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if contracts to issue common stock were exercised or converted into common stock. For purposes of this calculation, outstanding stock options are considered common stock equivalents using the treasury stock method. Options to purchase approximately 200,000 in 2001 and 1,300,000 shares in 2000 and 1999 have been excluded from the calculation of diluted earnings per share for 2000 and 1999, as they were anti-dilutive.

Cash Flow Reporting

      For purposes of the consolidated financial statements, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Segment Reporting

      As of December 31, 2001, the Company operated 191 casual full-service dining restaurants which are a part of a single operating segment. The restaurants operate principally in the United States and provide

                           LANDRY'S RESTAURANTS, INC.

similar products to similar customers. The restaurants generally possess similar pricing structures resulting in the potential for similar long-term expected financial performance characteristics. Revenues are from the sale of food, beverages and complementary retail items.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. ACQUISITION OF RAINFOREST CAFE, INC.

      On October 28, 2000, the Company accepted for purchase 12,455,011 shares of the common stock, no par value of Rainforest Cafe that had been tendered pursuant to a tender offer for all of the outstanding shares at $3.25 per share. As of the closing of the tender offer, the Company owned approximately 60% majority ownership in Rainforest Cafe. On December 1, 2000, the Company completed the 100% merger with Rainforest Cafe. The aggregate purchase price for all outstanding shares was approximately $70 million, which was provided primarily from the Company's existing bank credit facility. The aggregate purchase price includes payments tendered to dissenting shareholders on February 13, 2001.

      The acquisition was accounted for by the purchase method of accounting and, accordingly, the Company's financial statements include the Company's ownership portion of the operating results of Rainforest Cafe since November 1, 2000. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company's management. The preliminary allocation of the purchase price was revised by $8.4 million based on the final determination of fair values. A final summary of the assets acquired and liabilities assumed in the acquisition follows:

                                                                    (Thousands)
   Estimated fair values of assets acquired........................  $139,650
   Liabilities assumed.............................................   (60,244)
   Allocated purchase price........................................    79,406
   Less cash acquired and amount payable for outstanding shares....   (34,844)
                                                                     --------
   Net cash paid, as of December 31, 2000..........................  $ 44,562
                                                                     ========

      As a result of the acquisition, the Company has recorded acquisition integration costs for the estimated incremental costs to exit and consolidate activities at various locations, to involuntarily terminate employees, and for other costs to integrate operating locations and other activities of Rainforest Cafe with the Company. Accounting principles generally accepted in the United States, provide that these acquisition integration expenses, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price. The components of the acquisition integration liabilities included in the purchase price allocation for Rainforest Cafe are comprised of involuntary corporate terminations of $10.0 million, facility rationalization and exit costs of $16.7 million (which was reduced by $8.4 million during 2001 due to finalization of management's preliminary plan for store closings) and other miscellaneous costs of $4.0 million. Accrued merger costs as of December 31, 2000, included remaining Rainforest Cafe common stock acquisition costs of $16.0 million, involuntary corporate termination costs of $8.2 million, restaurant exit costs of $16.7 million, and other miscellaneous costs of $3.5 million.

                           LANDRY'S RESTAURANTS, INC.

During 2001, accrued merger costs were reduced by cash payments aggregating $32.5 million and by purchase accounting adjustments that reduced estimated facility rationalization and exit costs by $8.4 million.

      Unaudited pro forma results of operations are prepared as if Landry's and Rainforest Cafe had been combined as of the beginning of the year, and include estimates and assumptions which management believes are reasonable. Unaudited pro forma results for the years ended December 31, 2000 and 1999, respectively, are as follows: revenues of $740.0 million and $702.0 million; net income of $14.0 million and $25.0 million; and basic net income per share of $0.60 and $0.93, respectively. Rainforest Cafe operating results for 2000 include pre-tax special charges for approximately $7 million related to store closings, write-off of development and transaction cost and loss on sale of investments. Pro forma results do not include any anticipated cost savings or other effects of the planned integration and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future.

3. PROPERTY AND EQUIPMENT

      Property and equipment is comprised of the following:

                                                           December 31,
                                                    ---------------------------
                                                        2001           2000
                                                    -------------  ------------
   Land............................................ $ 100,924,886  $ 93,838,270
   Buildings and improvements......................   152,594,344   121,341,888
   Furniture, fixtures and equipment...............   153,184,645   134,503,489
   Leasehold improvements..........................   290,614,126   279,658,133
   Construction in progress........................    23,463,382    27,102,500
                                                    -------------  ------------
                                                      720,781,383  $656,444,280
   Less--accumulated depreciation..................  (132,952,660)  (96,706,482)
                                                    -------------  ------------
   Property and equipment, net..................... $ 587,828,723  $559,737,798
                                                    =============  ============

      During 2001 and 2000, the Company evaluated recent unfavorable cash flows related to certain low performing restaurants and concluded that these properties were impaired based on the existing and anticipated future economic outlook for such properties in their respective market areas. As a result, the Company recorded asset impairment depreciation charges of approximately $2,394,000 and $6,292,000, representing the difference between the estimated fair value and carrying value for those restaurant properties. The asset impairment charge is classified as depreciation and amortization expense in the consolidated statements of income.

      Other current assets at December 31, 2001 and 2000 include approximately $5,114,000 and $5,961,000 of assets held for sale. Other income for the year ended December 31, 2001 and 1999 includes a gain on the involuntary conversion of assets of $566,000 and $491,000 respectively.

                           LANDRY'S RESTAURANTS, INC.

4. ACCRUED LIABILITIES

      Accrued liabilities are comprised of the following:

                                                             December 31,
                                                        -----------------------
                                                           2001        2000
                                                        ----------- -----------
   Payroll and related costs..........................  $14,137,640 $10,898,420
   Rent, insurance and taxes, other than payroll and
    income taxes......................................   24,845,811  17,841,483
   Accruals for Rainforest Cafe acquisition (Note 2)..    3,569,111  44,361,565
   Other..............................................   12,557,123  12,842,522
                                                        ----------- -----------
                                                        $55,109,685 $85,943,990
                                                        =========== ===========

5. DEBT

      As of December 31, 2001, the Company had a $200.0 million credit line from a syndicate of banks which was extended and increased to $205.0 million in February 2002. The existing credit line may be increased to $220.0 million at the request of the Company, subject to the addition of participating banks. The credit line matures in July 2004, and is available for expansion, acquisitions, share repurchases, and other general corporate purposes. Interest on the credit line is payable monthly or quarterly at Libor or the banks' base rate plus a financing spread (aggregating 5.0% at December 31, 2001). The Company's financing spread is presently 2.25% for Libor, and 0.5% for base rate borrowings, and may be decreased or increased by 25 basis points as the Company's leverage ratio decreases or increases over predetermined percentages. The credit line is secured by stock of subsidiaries, governed by certain financial covenants, including maximum leverage ratio, maximum indebtedness, tangible net worth and fixed charge coverage ratio tests, limitations of capital expenditures to prescribed amounts, maximum annual cash dividends, and limitations on repurchases of common stock. As of December 31, 2001, the Company had $3.9 million in trade letters of credit and $25.0 million available for borrowing under the credit line.

      Interest expense (income), net includes the following:

                                                 Year Ended December 31,
                                             ----------------------------------
                                                2001        2000        1999
                                             ----------  ----------  ----------
   Interest expense......................... $9,685,201  $7,180,597  $2,696,606
   Interest income..........................   (282,850)   (563,030)   (731,637)
                                             ----------  ----------  ----------
                                             $9,402,351  $6,617,567  $1,964,969
                                             ==========  ==========  ==========

6. INCOME TAXES

      An analysis of the provision for income taxes for the years ended December 31, 2001, 2000, and 1999 is as follows:

                                                  2001        2000       1999
                                               ----------- ---------- ----------
   Tax Provision:
     Current income taxes..................... $ 3,266,954 $  280,564 $2,184,218
     Deferred income taxes....................   8,828,776  7,021,264  5,896,014
                                               ----------- ---------- ----------
       Total provision........................ $12,095,730 $7,301,828 $8,080,232
                                               =========== ========== ==========

                           LANDRY'S RESTAURANTS, INC.

      The Company's effective tax rate, for the years ended December 31, 2001, 2000 and 1999, differs from the federal statutory rate as follows:

                                                               2001  2000  1999
                                                               ----  ----  ----
   Statutory rate............................................. 35.0% 35.0% 35.0%
   FICA tax credit............................................ (7.3) (7.7) (5.5)
   State income tax, net of Federal tax benefit...............  0.6   1.1   0.9
   Other......................................................  2.7   4.9   4.1
                                                               ----  ----  ----
                                                               31.0% 33.3% 34.5%
                                                               ====  ====  ====

      The provision for income taxes as a percentage of income before income taxes was reduced to 31.0% from 34.5% effective July 1, 2000, as a result of continuing favorable Federal income tax credits for tipped employees.

      The Company's actual cash payments for annual income taxes due are currently lower than the financial accrual rate due to significant differences between book and tax accounting and tax credit and loss carryforwards.

      Deferred income tax assets and liabilities as of December 31 are comprised of the following:

                                                        2001         2000
                                                    ------------  -----------
   Deferred Income Taxes:
     Current assets--accruals and other............ $  5,621,000  $ 2,672,000
                                                    ============  ===========
     Non-current assets:
       AMT credit, FICA credit carryforwards and
        other...................................... $ 20,156,000  $12,882,000
       Net operating loss carryforwards............    2,117,000    5,755,000
       Valuation allowance for credit
        carryforwards..............................   (5,000,000)  (5,000,000)
                                                    ------------  -----------
       Non-current deferred tax asset..............   17,273,000   13,637,000
     Non-current liabilities--property and other...  (21,400,000)  (5,136,000)
                                                    ------------  -----------
       Net deferred tax asset (liability).......... $ (4,127,000) $ 8,501,000
                                                    ============  ===========

      A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In connection with the acquisition of Rainforest Cafe, the Company recorded a $32.0 million non-current deferred income tax asset, net of a $5.0 million valuation allowance as of December 31, 2000.

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments

      The Company has entered into lease commitments for restaurant facilities as well as certain fixtures, equipment and leasehold improvements. Under most of the facility lease agreements, the Company pays taxes, insurance and maintenance costs in addition to the rent payments. Certain facility leases also provide for additional contingent rentals based on a percentage of sales in excess of a minimum amount. Rental expense under operating leases was approximately $40,600,000, $23,000,000, and $17,423,000 during the years ended

                           LANDRY'S RESTAURANTS, INC.

December 31, 2001, 2000, and 1999, respectively. Percentage rent included in rent expense was $10,300,000 (increased due to inclusion of Rainforest Cafe units), $1,756,000, and $1,157,000 for 2001, 2000 and 1999, respectively.

      In 2001, the Company entered into a $15.3 million equipment operating lease agreement. The lease expires in 2011. The Company guarantees a minimum residual value related to the equipment of approximately 66% of the total amount funded under the agreement. The Company may purchase the leased equipment throughout the lease term for an amount equal to the unamortized lease balance. The Company believes that the equipment's fair value is sufficient that no amounts will be due under the residual value guarantee.

      In connection with substantially all of the Rainforest Cafe leases, amounts are provided for tenant inducements, rent abatements, and scheduled increases in rent. Such amounts are recorded as other long-term liabilities on the Company's consolidated balance sheet, and amortized or accrued as an adjustment to rent expense, included in other restaurant operating expenses, on a straight-line basis over the lease term.

      The aggregate amounts of minimum operating lease commitments maturing in each of the five years and thereafter subsequent to December 31, 2001, are as follows:

   2002............................................................ $ 30,978,000
   2003............................................................   30,722,000
   2004............................................................   36,092,000
   2005............................................................   28,963,000
   2006............................................................   26,121,000
   Thereafter......................................................  187,454,000
                                                                    ------------
     Total minimum rentals......................................... $340,330,000
                                                                    ============

Building Commitments

      As of December 31, 2001, the Company had future development and construction commitments of approximately $14 million, including completion of construction on certain new restaurants. The Company has entered into a long-term lease agreement to develop and operate an Aquarium restaurant, public exhibit, and entertainment project on city-owned property in Houston, Texas. Development costs for the Aquarium restaurant project are expected to be approximately $27 million, and is the major individual component in the Company's current outstanding building commitments. In addition, the Company has also entered into an agreement to construct and operate a convention center in the City of Galveston, Texas. The Galveston convention center estimated construction costs of approximately $28 million and subsequent operating expenses will be funded by governmental agency bonds issued by the City of Galveston and serviced by certain hotel occupancy taxes. In connection with the convention center development and related management contract, the Company is obligated to purchase and donate, with reversionary interest, land required for use by the convention center and to guarantee certain construction cost overruns and operating losses, if any, subject to certain rights of reimbursement. Under the agreements, the Company will have the rights to one-half of any profits generated by the operation of the convention center.

      The Company has purchased property, including a multi-story building, adjacent to the new Houston professional baseball park, close to the Houston Convention Center. The property is also near the proposed new professional basketball arena and other major venues under development and construction in the downtown area of Houston, Texas. Subject to the availability of financing and certain tax abatements, the Company plans, in the future, to renovate the existing building into a 200-room hotel. Renovation and construction costs are expected to be approximately $25 million, which would be expended over three years.

                           LANDRY'S RESTAURANTS, INC.

Loan Guarantee

      Rainforest Cafe, a wholly-owned subsidiary of the Company, has guaranteed the borrowings of one of its foreign affiliates in which the Company owns a 20% interest. The amount of the guaranty is limited.

Litigation and Claims

 Dissenters Rights

      Eighty-one former shareholders (holding 4,406,655 shares) of Rainforest Cafe, Inc. dissented to the merger between the Company and Rainforest Cafe. On February 13, 2001, Rainforest Cafe sent each of the 81 dissenting shareholders, Rainforest Cafe's per share estimate of fair value, along with a check in the amount of $3.25 per share, which was the original acquisition price per share. Subsequently, seventy-eight of the dissenting shareholders have made a demand for supplemental payment based on their belief that the fair value per share of common stock of the former Rainforest Cafe was greater than $3.25 per share. The Company believes that its estimate of fair value is correct and that the dissenting shareholders' estimate of fair value is inflated. The Company will vigorously pursue its determination of fair value in an appraisal proceeding.

 Class Action Litigation

      Class action lawsuits were filed in 1999 against the Company in the United States District Court for the Southern District of Texas. These actions name as defendants the Company and others that participated in the Company's offering of Common Stock in March 1998. Such lawsuits allege that the defendants violated certain Federal securities laws. The plaintiffs seek unspecified monetary damages. The Company believes these claims are without merit. The parties to these lawsuits have reached a settlement, subject to judicial review and other procedural activities before it becomes final.

 General Litigation

      The Company is subject to other legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

8. STOCKHOLDERS' EQUITY

      In connection with the Company's stock buy back programs the Company repurchased into treasury approximately 3,500, 3.3 million and 6.4 million shares of common stock for approximately $76,000, $26.0 million and $53.0 million, in 2001, 2000 and 1999, respectively.

      Commencing in 2000, the Company began to pay an annual $0.10 per share dividend, declared and paid in quarterly installments of $0.025 per share.

      The Company maintains two stock option plans, which were originally adopted in 1993, (the Stock Option Plans), as amended, pursuant to which options may be granted to eligible employees and non-employee directors of the Company or its subsidiaries for the purchase of an aggregate of 2,750,000 shares of common stock of the Company. The Stock Option Plans are administered by the Stock Option Committee of the Board of Directors (the Committee), which determines at its discretion, the number of shares subject to each option granted and the related purchase price, vesting and option periods. The Committee may grant either non-qualified stock options or incentive stock options, as defined by the Internal Revenue Code of 1986, as amended.

                           LANDRY'S RESTAURANTS, INC.

      The Company also maintains the 1995 Flexible Incentive Plan, which was adopted in 1995, (Flex Plan), as amended, for key employees of the Company. Under the Flex Plan eligible employees may receive stock options, stock appreciation rights, restricted stock, performance awards, performance stock and other awards, as defined by the Board of Directors or an appointed committee. The aggregate number of shares of common stock which may be issued under the Flex Plan (or with respect to which awards may be granted) may not exceed 2,000,000 shares.

      The stock option plans are accounted for using APB Opinion No. 25, under which no compensation expense has been recorded. If compensation costs for the Company had been determined using the alternative accounting method based on the fair value prescribed by SFAS No. 123, the Company's pro forma net income for 2001, 2000, and 1999 would have been approximately $25.4 million, $12.7 million and $12.2 million respectively, and the Company's proforma earnings per share--basic would have been $1.17, $0.54, and $0.46 and per share-diluted would have been $1.13, $0.54, and $0.45, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model; amortization over the respective vesting periods; no dividends; expected lives of 6, 4, and 6 years for 2001, 2000, and 1999, respectively; expected stock price volatility of approximately 40% and an interest rate of approximately 6%. The weighted average fair value per share of options granted during 2001, 2000 and 1999 was $5.82, $3.08, and $4.40, respectively.

      In connection with the acquisition of Rainforest Cafe, the Company issued approximately 500,000 vested stock options to employees of Rainforest Cafe as replacement for existing options outstanding at the date of the merger, as required by the merger agreement. The fair value of these options was included in the purchase price of Rainforest Cafe.

      At December 31, 2001, options for 3,040,926 shares were outstanding (1,831,694 of which were exercisable) at prices ranging from $6.00 to $22.24 per share. As of December 31, 2001, all options have been granted at the stock price on the grant date and are generally exercisable beginning one year from the date of grant with annual vesting periods over three to five years.

                                 2001                2000                1999
                          ------------------- ------------------- -------------------
                                     Average             Average             Average
                                     Exercise            Exercise            Exercise
                           Shares     Price    Shares     Price    Shares     Price
                          ---------  -------- ---------  -------- ---------  --------
Options outstanding,
 beginning of year......  3,169,803   $ 9.92  2,810,575   $ 9.97  3,646,741   $ 9.22
Granted.................    623,500   $ 9.83    913,500   $11.44    105,500   $ 7.01
Exercised...............   (501,523)  $ 7.05         --       --   (900,000)  $ 6.00
Terminated..............   (250,854)  $10.67   (554,272)  $12.73    (41,666)  $21.79
                          ---------           ---------           ---------
Options outstanding, end
 of year................  3,040,926   $ 9.93  3,169,803   $ 9.92  2,810,575   $ 9.97
                          =========           =========           =========
Options exercisable, end
 of year................  1,831,694   $10.99  1,827,959   $12.07  1,087,839   $12.58
                          =========           =========           =========

9. SPECIAL CHARGES

      For the years ended December 31, 2000 and 1999, the Company incurred $2,000,000 and $2,945,000 of store closings and special charges, respectively. In the second quarter of 2000 the Company expensed costs associated with a proposed initial acquisition of Rainforest Cafe that was terminated. On March 2, 1999, the Company announced the signing of a definitive merger agreement. The merger agreement was subsequently terminated on March 8, 1999 with no further discussions. The Company incurred $3,675,000 in transaction costs in connection with the definitive merger agreement which were expensed in the first quarter of 1999. Additionally, the Company successfully exited seven underperforming restaurants included in the 1998 store

                           LANDRY'S RESTAURANTS, INC.

closings charge and recorded a special credit of $730,000, during the second quarter of 1999, due to the reversal of amounts originally recorded, since five lease terminations were resolved favorably relative to amounts accrued at December 31, 1998.

10. RELATED PARTY TRANSACTIONS

      During 2000, in connection with the Company's initial attempt to acquire Rainforest Cafe and the concurrent bank syndicate loan approval and renewal negotiation, the Company obtained a commitment and funding for an unsecured bridge loan of $10.0 million from the Chairman and Chief Executive Officer of the Company. The Company paid a commitment fee of $125,000 and interest of $172,000 related to the bridge loan, which were lower than the amounts requested by the Company's lead syndicate bank for such a facility. The loan was fully repaid after the Company's initial merger agreement was terminated.

      Effective January 1, 1996, the Company entered into a Consulting Service Agreement (the "Agreement") with Fertitta Hospitality, LLC ("Fertitta Hospitality"), which is jointly owned by the Chairman and Chief Executive Officer of the Company and his wife. Pursuant to the Agreement, the Company provides limited consulting services to Fertitta Hospitality with respect to management and operational matters, administrative and personnel matters. The Company receives a consulting fee of $2,500 per month under the Agreement plus the reimbursement of all out-of-pocket expenses and such additional compensation as may be agreed upon. The Agreement provides for a one-year term, was renewed in 2001, and is automatically renewed unless either party terminates the Agreement upon 30 days' written notice to the other party.

      In 1999, the Company entered into a ground lease with 610 Loop Venture, LLC, a company wholly owned by the Chairman and Chief Executive Officer of the Company, on land owned by the Company adjacent to the Company's corporate headquarters. The ground lease is for a term of five years with one option renewal period. Under the terms of the ground lease, 610 Loop Venture pays the Company base rent of $12,000 per month plus pro-rata real property taxes and insurance. 610 Loop Venture also has the option to purchase certain property based upon an appraised value.

      In 2002, the Company entered into an $8,000 per month, 20 year, with option renewals, ground lease agreement with Fertitta Hospitality for a new Rainforest Cafe on prime waterfront land in Galveston, Texas. The annual rent is equal to the greater of the base rent or percentage rent up to six percent, plus taxes and insurance.

      The foregoing agreements were entered into between related parties and were not the result of arm's-length negotiations. Accordingly, the terms of the transactions may have been more or less favorable to the Company than might have been obtained from unaffiliated third parties. The Company believes that the terms of the transactions were at least as favorable to the Company as that which could have been obtained in arm's-length transactions with unaffiliated parties.

                           LANDRY'S RESTAURANTS, INC.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following is a summary of unaudited quarterly consolidated results of operations (in thousands, except per share data).

                                 March 31, June 30,  September 30, December 31,
                                   2001      2001        2001          2001
                                 --------- --------  ------------- ------------
Quarter Ended:
  Revenues...................... $175,955  $207,415    $202,786      $160,486
  Operating income.............. $  8,187  $ 17,794    $ 17,324      $  5,055
  Net income.................... $  3,700  $ 10,605    $ 10,543      $  2,071
  Net income per share (basic).. $   0.17  $   0.49    $   0.48      $   0.09
  Net income per share
   (diluted).................... $   0.17  $   0.47    $   0.46      $   0.09

                                 March 31, June 30,  September 30, December 31,
                                   2000      2000        2000          2000
                                 --------- --------  ------------- ------------
Quarter Ended:
  Revenues...................... $110,951  $134,042    $133,108      $142,879
  Asset impairment, store
   closings and special
   charges...................... $      -  $  2,000    $      -      $  6,292
  Operating income (loss)....... $  5,867  $ 11,010    $ 13,150      $   (571)
  Net income (loss)............. $  3,022  $  6,278    $  7,845      $ (2,495)
  Net income per share (basic).. $   0.12  $   0.26    $   0.34      $  (0.12)
  Net income per share
   (diluted).................... $   0.12  $   0.26    $   0.34      $  (0.12)
  Net income per share before
   special charges (diluted).... $   0.12  $   0.31    $   0.34      $   0.08

                                 March 31, June 30,  September 30, December 31,
                                   1999      1999        1999          1999
                                 --------- --------  ------------- ------------
Quarter Ended:
  Revenues...................... $101,266  $123,607    $116,510      $ 97,603
  Store closings and special
   charges (credit)............. $  3,675  $   (730)   $      -      $      -
  Operating income.............. $    482  $ 10,945    $ 10,822      $  2,994
  Net income.................... $    238  $  7,068    $  6,592      $  1,478
  Net income per share (basic).. $   0.01  $   0.25    $   0.26      $   0.06
  Net income per share
   (diluted).................... $   0.01  $   0.25    $   0.25      $   0.06
  Net income per share before
   special charges (credit)
   (diluted).................... $   0.09  $   0.24    $   0.25      $   0.06

PROSPECTUS

                      [LOGO OF LANDRY'S RESTAURANTS, INC.]

                           Landry's Restaurants, Inc.
                                  Common Stock
                                Preferred Stock
                             Senior Debt Securities
                          Subordinated Debt Securities
                                    Warrants

                               ----------------

   We may offer from time to time up to $250,000,000 of any combination of the securities described in this prospectus. We will not offer or sell any securities under this prospectus unless accompanied by a prospectus supplement.

   We may offer and sell, from time to time:

  .   debt securities;

  .   shares of our common stock;

  .   shares of our preferred stock; and

  . warrants to purchase our debt securities or our common or preferred stock.

   The common stock offered in this prospectus may, subject to certain conditions, also be offered and sold from time to time under this prospectus by certain of our current stockholders. See "Selling Stockholders" and "Plan of Distribution" for information about the sale of our common stock by selling stockholders.

   We and the selling stockholders, if any, will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in these securities.

   We and the selling stockholders, if any, may sell the securities directly, or through agents designated from time to time, or to or through underwriters or dealers. If any underwriters are involved in the sale of any securities, their names and any applicable commissions or discounts will be set forth in a prospectus supplement. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

   Our common stock is listed on the NYSE under the Symbol "LNY." The last reported sale price on December 20, 2001 was $17.98 per share.

                               ----------------

   Investment in these securities involves risk. See the Risk Factors section beginning on page 5.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of this prospectus or whether it is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                The date of this prospectus is January 7, 2002.

                               TABLE OF CONTENTS

Table Of Contents..........................................................   2
About This Prospectus......................................................   2
The Company................................................................   3
Risk Factors...............................................................   5
About Forward Looking Statements...........................................   8
Use Of Proceeds............................................................  10
Ratio Of Earnings To Fixed Charges.........................................  10
Description Of Our Capital Stock...........................................  11
Description Of Senior Debt Securities And Subordinated Debt Securities.....  14
Description Of Warrants....................................................  19
Selling Stockholders.......................................................  20
Plan Of Distribution.......................................................  21
Certain Legal Matters......................................................  21
Experts....................................................................  22
Where You Can Find More Information........................................  22

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may offer any combination of the securities described in this prospectus in one or more offerings with a total offering price of up to $250,000,000. The common stock offered in this prospectus may, subject to certain conditions, also be offered and sold from time to time under this prospectus by certain of our current stockholders. This prospectus provides you with a general description of securities we or a selling stockholder may offer. Each time we or a selling stockholder use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus, any prospectus supplement and the documents incorporated by reference in the prospectus together with the additional information described under "Where You Can Find More Information" and "Risk Factors" before you make an investment decision.

   You should rely only on the information contained in this prospectus and the applicable prospectus supplement. Neither we nor any selling stockholder, if any, have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any selling stockholder, if any, are making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, together with the information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. The information included in any prospectus supplement is accurate only as of the date of that prospectus supplement. Our business, financial condition, results of operations and prospects may change after the date on the front cover of this prospectus.

                                  THE COMPANY

   As used in this prospectus, unless otherwise required by the context, the terms "we," "us," "our" and the "Company" refer to Landry's Restaurants, Inc. and its consolidated subsidiaries.

General

   We are principally engaged in the ownership and operation of full service, casual dining restaurants, primarily under the names of Joe's Crab Shack, Landry's Seafood House, The Crab House, and Rainforest Cafe. As of November 30, 2001, we were the second largest seafood restaurant chain in the United States, and operated 192 full service restaurants including 110 Joe's Crab Shack restaurants, 41 Landry's Seafood House division restaurants, 26 Rainforest Cafe restaurants, 15 Crab House restaurants, and some limited menu restaurants.

   We opened the first Landry's Seafood House restaurant in 1980. In 1993, we became a publicly held company. Our stock is listed on the New York Stock Exchange under the symbol "LNY". In 1994, we acquired the first Joe's Crab Shack restaurant and in 1996, acquired the Crab House chain of restaurants. We acquired Rainforest Cafe, Inc., a publicly traded restaurant company in 2000 pursuant to a tender offer and merger. During 2001, we changed our name to Landry's Restaurants, Inc. to reflect our expansion and broadening of operations.

   We will continue to add to our base of restaurants, concentrating primarily on Joe's Crab Shack restaurants. Our new restaurant expansion will primarily be in areas where we are already located so we can take advantage of advertising and other economies of scale, including our existing labor force.

Core Restaurant Concepts

   Joe's Crab Shack. Joe's Crab Shack is a full-service seafood restaurant, featuring a varied seafood menu and offering many varieties of crab specialties. The atmosphere of a Joe's Crab Shack has an energetic casual feel, with a fun, eclectic decor influenced by weathered, old beach front fish shacks. Many of our Joe's Crab Shack facilities incorporate a small playground area for children adjacent to family dining areas. Dinner entree prices range from $8.99 to $15.99 and lunch entree prices range from $5.99 to $8.99.

   Landry's Seafood House. Landry's Seafood House is a full-service traditional Gulf Coast seafood restaurant. It offers an extensive menu featuring fresh fish, shrimp, crab, lobster, scallops, other seafood, beef and chicken specialties in a comfortable, casual atmosphere. The restaurants feature a prototype look that is readily identified by a large theater-style marquee over the entrance and by a distinctive brick and wood facade, creating the feeling of a traditional old seafood house restaurant. Dinner entree prices range from $12.99 to $19.99 and lunch entree prices range from $6.99 to $10.99.

   Rainforest Cafe. The Rainforest Cafe restaurants provide full service casual dining in a visually and audibly stimulating and entertaining rainforest environment that appeals to a broad range of customers. Each Rainforest Cafe consists of a restaurant and a retail village. The restaurant provides an attractive value to customers by offering a full menu of high quality food and beverage items served in a simulated rainforest, complete with thunderstorms, waterfalls and an active wildlife. In the retail village, Rainforest Cafe, sells complementary apparel, toys, and gifts with the Rainforest Cafe logo in addition to other items reflecting the rainforest theme. Entree prices range from $8.99 to $18.99.

   The Crab House. The Crab House restaurant is a full service casual dining seafood specialty restaurant with a casual nautical theme. Many of The Crab House restaurants feature a fresh seafood salad bar. Dinner entree prices range from $12.99 to $22.99 and lunch entree prices range from $6.99 to $9.99.

   Kemah Boardwalk and the Aquarium. Kemah Boardwalk is an approximately 30-acre entertainment complex which features seven of our restaurants, retail shops, a hotel, amusement rides and a marina and is the home of our initial aquarium theme restaurant named The Aquarium--An Underwater Dining Adventure.

Strategy

   Our objective is to develop and operate a nationwide system of restaurants that offer customers a fun dining experience, create a loyal customer base that generates a high level of repeat business and provide superior returns to our investors. By focusing on the food, value, service, and ambiance of a restaurant, we strive to create an environment that fosters repeat patronage and encourages word-of-mouth recommendations. Our operating strategy focuses on the following five key aspects of our operation to help us achieve the objective:

  . Commitment to providing attractive price value relationship. Our restaurants provide customers an attractive price-value relationship by serving generous portions with fresh ingredients in high quality meals at moderate prices.

  . Commitment to customer satisfaction. We provide our customers prompt, friendly, efficient service, keeping table-to-wait staff ratios low, and staffing each restaurant with an experienced management team to ensure attentive customer service and consistent food quality.

  . Distinctive design and decor and casual atmosphere. Each of our restaurant concepts has a distinctive appearance and a flexible design, which can accommodate a wide variety of available sites. We strive to create a memorable dining experience for customers to ensure repeat and frequent patronage.

  . High profile locations for restaurants. We locate a substantial number of our restaurants in markets, which provide a balanced mix of tourist, convention, business, and residential clientele. We believe that this strategy results in a high volume of new and repeat customers and provides us with increased name recognition in new markets.

  . Commitment to attracting and retaining quality employees. We believe there is a high correlation between the quality of restaurant management and the long-term success of the restaurant. We provide extensive training and attractive compensation as well as promote from within to foster a strong corporate culture and encourage a sense of personal commitment from our employees. With our cash bonus program, our managers typically earn bonuses equal to 15% to 25% of their total cash compensation.

   We believe we have demonstrated the viability of our restaurant concepts in a wide variety of markets across the US. We intend to continue our expansion program through organic growth and acquisitions.

  . Expansion of our core restaurant concepts. We anticipate continued expansion of our core restaurant concepts by opening units in strategically desirable markets, including those locations adjacent to one of our other concepts that provide us economic efficiencies and the ability to leverage our operating expertise. We intend to concentrate on development of Joe's Crab Shack restaurants in certain identified markets to increase our competitive position and obtain greater marketing and operational efficiencies. The specific rate at which we are able to open new restaurants is determined by our success in locating satisfactory sites, negotiating acceptable lease or purchase terms and securing appropriate local governmental permits and approvals, and by our capacity to supervise construction and recruit and train management personnel.

  . Testing new concepts and clustering our restaurants around attractions. By clustering, we will draw customers desiring to do more than just casually dine and we can leverage our operating expertise. We can offer an array of restaurant choices as well as other entertainment which appeals to different tastes and budgets. We will also explore internally developed concepts such as the Kemah Boardwalk and the Aquarium to assess their viability.

  . Pursuit of growth through acquisitions. Acquisitions have contributed significantly to our growth and will continue to play a significant role in enhancing and reinforcing our restaurant portfolio and further increasing returns to our investors. We have a history of successful acquisitions, including Joe's Crab Shack in 1994, the Crab House in 1996 and the Rainforest Cafe in 2000. We will continue to pursue opportunistic purchases of or investments in other restaurant companies and in the hospitality, amusements, entertainment, food service, facilities management or other related industries.

                                  RISK FACTORS

   Investing in our securities will provide you with an interest in, or obligation of, our Company. As an investor, you will be subject to risks inherent in our business. The performance of your investment in our Company will reflect the performance of our business relative to, among other things, general economic and industry conditions, market conditions and competition. The value of your investment may increase or it may decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus or information incorporated by reference before deciding to make any investment in our Company.

The terrorist attacks of September 11, 2001 have had a negative impact on numerous of our restaurants, which, if it continues, could have a material adverse effect on our business and results of operations.

   As a result of the terrorist attacks on the United States on September 11, 2001, a number of our restaurants were negatively affected. Our Rainforest Cafes and other restaurants in major tourist areas saw an immediate decline in same-store sales as customers initially curtailed their travel and dining out activities. We believe that due to the seasonality and lower average sales of our restaurants in the fourth quarter of 2001, the Company's results will be negatively affected by a few cents per share. These revenue declines have begun to lessen in the fourth quarter, as people appear to be adjusting to the change in airplane travel schedules, security and safety. However, we cannot predict at this time what lingering effects the terrorists' attack will have on our business. Such effects could be seen in our revenue, liquidity, ability to access the capital markets, and compliance with our bank credit facilities.

Some of our restaurants have limited operating histories, which makes it difficult for us to predict their future results of operations.

   A number of our restaurants have been open for less than two years. Consequently, the earnings achieved to date by such restaurants may not be indicative of future operating results. Should enough of these restaurants underperform our estimate of their performance, it could have a material adverse effect on our operating results.

Because many of our restaurants are concentrated in single geographic areas, our results of operations could be materially adversely affected by regional events.

   Many of our existing and planned restaurants are concentrated in the southern half of the United States. This concentration in a particular region could affect our operating results in a number of ways. For example, our results of operations may be adversely affected by economic conditions in that region and other geographic areas into which we may expand. Also, given our present geographic concentration, adverse publicity relating to our restaurants could have a more pronounced adverse effect on our overall revenues than might be the case if our restaurants were more broadly dispersed. In addition, in view of the location of many of our existing restaurants in the Gulf Coast area from Texas to Florida, we are particularly susceptible to damage caused by hurricanes or other severe weather conditions. While we maintain business interruption insurance, there can be no assurance that if a severe hurricane or other natural disaster should affect our geographical areas of operations, we would be able to maintain our current level of operations or profitability.

If we are unable to obtain a seafood supply in sufficient quality and quantity to support our operations, our results of operations could be materially adversely affected.

   In the recent past, certain types of seafood have experienced fluctuations in availability. We have in the past utilized several seafood suppliers and have not experienced any difficulty in obtaining adequate supplies of fresh seafood on a timely basis. In addition, some types of seafood have been subject to adverse publicity due to certain levels of contamination at their source, which can adversely affect both supply and market demand. We maintain an in-house inspection program for our seafood purchases and, in the past, have not experienced any detriment from contaminated seafood. However, we can make no assurances that in the future either seafood contamination or inadequate supplies of seafood might not have a significant and materially adverse effect on our operating results and profitability.

If we are unable to anticipate and react to changes in food and other costs, our results of operations could be materially adversely affected.

   Our profitability is dependent on our ability to anticipate and react to increases in food, labor, employee benefits, and similar costs over which we have limited or no control. Specifically, our dependence on frequent deliveries of fresh seafood and produce subjects us to the risk of possible shortages or interruptions in supply caused by adverse weather or other conditions that could adversely affect the availability and cost of such items. Our business may also be affected by inflation. In the past, management has been able to anticipate and avoid any adverse effect on our profitability from increasing costs through our purchasing practices and menu price adjustments, but there can be no assurance that we will be able to do so in the future.

The restaurant industry is peculiarly affected by trends and fluctuations in demand and is highly competitive. If we are unable to successfully surmount these challenges presented by the restaurant industry, our business and results of operations could be materially adversely affected.

   The restaurant industry is intensely competitive and is affected by changes in consumer tastes and by national, regional, and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as:

  .   traffic patterns,

  .   demographic considerations,

  .   weather conditions, and

  .   the type, number, and location of competing restaurants.

   We have many well established competitors with greater financial resources and longer histories of operation than ours, including competitors already established in regions where we are planning to expand, as well as competitors planning to expand in the same regions. We face significant competition from mid-priced, full-service, casual dining restaurants offering seafood and other types and varieties of cuisine. Our competitors include national, regional, and local chains as well as local owner-operated restaurants. We also compete with other restaurants and retail establishments for restaurant sites.

The cost of compliance with the significant governmental regulation to which we are subject or our failure to comply with such regulation could materially adversely affect our results of operations.

   The restaurant industry is subject to extensive state and local government regulation relating to the sale of food and alcoholic beverages and to sanitation, public health, fire and building codes. In 2001, between 12% and 13% of our revenues were attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply for and obtain from state authorities a license or permit to sell alcohol on the premises and to provide service for extended hours and on Sundays. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect various aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. In certain states, we may be subject to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from the establishment which wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our comprehensive general liability insurance.

   Our operations may be impacted by changes in federal and state taxes and other federal and state governmental policies which include many possible factors such as:

  .   the level of minimum wages,

  .   the deductibility of business and entertainment expenses,

  .   levels of disposable income and unemployment and

  .   national and regional economic growth.

There are various federal, state and local governmental initiatives to increase the level of minimum wages which would increase our labor costs.

   Difficulties or failures in obtaining required licensing or other regulatory approvals could delay or prevent the opening of a new restaurant. The suspension of, or inability to renew, a license could interrupt operations at an existing restaurant, and the inability to retain or renew such licenses would adversely affect the operations of such restaurant. Our operations are also subject to requirements of local governmental entities with respect to zoning, land use and environmental factors which could delay or prevent the development of new restaurants in particular locations.

   At the federal and state levels, there are from time to time various proposals and initiatives under consideration to further regulate various aspects of our business and employment regulations. These and other initiatives could adversely affect us as well as the restaurant industry in general. In addition, seafood is harvested on a world-wide basis and, on occasion, imported seafood is subject to federally imposed import duties.

Our business is subject to seasonal fluctuations, and, as a result, our results of operations for any given quarter may not be indicative of the results that may be achieved for the full fiscal year.

   Our business is subject to seasonal fluctuations. Historically, our highest earnings have occurred in the second and third quarters of the fiscal year, as our revenues in most of our restaurants have typically been higher during the second and third quarters of the fiscal year. As a result, results of operations for any single quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results have been, and in the future will continue to be, significantly impacted by the timing of new restaurant openings and their respective preopening costs.

Our international operations subject us to certain external business risks that do not apply to our domestic operations.

   Rainforest Cafe has eight separate exclusive license arrangements relating to the operations and development of Rainforest Cafes in the United Kingdom, Japan, France, Mexico, Canada and certain countries and cities in Asia. These agreements include a per unit development fee and restaurant royalties ranging from 3% to 7% of revenues. There are 12 international units in operation; one is owned outright, and the rest are franchises. We own various equity interests in several of the international franchise locations. Our international operations will be subject to certain external business risks such as exchange rate fluctuations, political instability and the significant weakening of a local economy in which a foreign unit is located. In addition, it may be more difficult to register and protect our intellectual property rights in certain foreign countries.

If we are unable to protect our intellectual property rights, it could reduce our ability to capitalize on our brand names, which could have an adverse affect on our business and results of operations.

   Landry's Seafood House, Joe's Crab Shack and Rainforest Cafe are each registered as a federal service mark on the Principal Register of the United States Patent and Trademark Office. The Crab House is a registered design mark. We pursue registration of our important service marks and trademarks and vigorously oppose any infringement upon them. There is no assurance that any of our rights in any of our intellectual property will be enforceable, even if registered, against any prior users of similar intellectual property or against any of our competitors who seek to utilize similar intellectual property in areas where we operate or intend to conduct operations. The failure to enforce any of our intellectual property rights could have the effect of reducing our ability to capitalize on our efforts to establish brand equity.

We face the risk of adverse publicity and litigation, the cost of which could have a material adverse effect on our business and results of operations.

   We may from time to time be the subject of complaints or litigation from customers alleging illness, injury or other food quality, health or operational concerns. Publicity resulting from these allegations may materially adversely affect us, regardless of whether the allegations are valid or whether we are liable. In addition, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations, a significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, prospects, financial condition, operating results and/or cash flows.

If we are unable to reverse same store sales declines in the Rainforest Cafe restaurants, our business and results of operations could be materially adversely affected.

   In 2000, we acquired Rainforest Cafe. We cannot assure you that we will successfully curtail the same store sales declines of certain Rainforest Cafe restaurants or that our operational and financial plans will improve operating margins. If we are unable to successfully moderate these same store sales declines, our business and results of operations could be materially adversely effected.

Rising interest rates would increase our borrowing costs, which could have a material adverse effect on our business and results of operations.

   We currently have, and may incur, additional indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will our interest costs, which may have an adverse effect on our business, results of operations and financial condition.

If we do not prevail in the dissenter's rights litigation in connection with our Rainforest Cafe acquisition, we could be required to pay additional amounts to former Rainforest Cafe shareholders, which could have a material adverse effect on our results of operations.

   We are subject to potential liability from dissenter's rights litigation in connection with our acquisition of Rainforest Cafe. In the event that it is determined that the amount previously paid to the former Rainforest Cafe shareholders does not, in fact, represent fair value, we could be required to pay additional amounts to these former shareholders. If these additional amounts are substantial, it could have a material adverse effect.

                        ABOUT FORWARD LOOKING STATEMENTS

   In this prospectus, we have made forward-looking statements. Our forward-looking statements are subject to risks and uncertainty, including without limitation, our ability to continue our expansion strategy, ability to make projected capital expenditures, as well as general market conditions, competition, and pricing. We cannot assure you that same store sales declines of Rainforest Cafe units can be mitigated or can achieve projected financial results. Forward-looking statements include statements regarding:

  .   future capital expenditures (including the amount and nature thereof),

  .   business strategy and measures to implement such strategy,

  .   competitive strengths,

  .   goals,

  .   expansion and growth of our business and operations,

  .   plans,

  . references to future success as well as other statements which include words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and

  .   other similar expressions.

   Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

                                USE OF PROCEEDS

   Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our securities for general corporate purposes, including, but not limited to, the following purposes:

  .   make acquisitions;

  .   make capital expenditures;

  .   provide working capital;

  .   repay or refinance debt or other corporate obligations; or

  .   repurchase and redeem securities.
   Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of indebtedness.

   We will not receive any of the proceeds from sales of common stock by the selling stockholders. We have agreed to pay all expenses of effecting the registration of the offered shares, including reasonable fees and disbursements of one counsel for the selling stockholders. We will not pay underwriting discounts and commissions, fees and disbursements of any additional counsel for the selling stockholders, or transfer taxes attributable to the sale of the offered shares, which will be paid by the selling stockholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The ratio of our earnings to our fixed charges for the periods indicated are as follows:

                                                          For the Years Ended
                                                              December 31,
                                                        ------------------------
                                                        2001 2000 1999 1998 1997
                                                        ---- ---- ---- ---- ----
Ratio of earnings to fixed charges..................... 2.98 2.27 3.22 1.34 8.31

   For these ratios, earnings consist of income before interest expense, including amortization of capitalized expenses related to indebtedness, estimated interest factor (33.3%) of rental expense, accounting changes and income taxes. Fixed charges consist of interest expense, including amounts capitalized, amortization of capitalized expenses related to indebtedness, and estimated interest factor (33.3%) of rent expense.

                        DESCRIPTION OF OUR CAPITAL STOCK

   Set forth below is a summary of all of the material provisions of our organizational documents. You should read the organizational documents, which are filed as exhibits to this registration statement, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

   Pursuant to our Certificate of Incorporation, we have the authority to issue an aggregate of 60,000,000 shares of common stock, par value $0.01 per share. As of November 30, 2001, 21,997,493 shares of common stock were outstanding, and 3,524,306 shares of our common stock were reserved for issuance under our various stock option plans.

   Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of our stockholders. Our stockholders do not have the right to cumulate their votes in the election of directors.

   Dividends, distributions and stock splits. Holders of our common stock are entitled to receive dividends if, as and when such dividends are declared by our Board of Directors out of assets legally available therefor.

   Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities, our remaining assets will be distributed ratably among the holders of common stock.

   Fully Paid. All shares of common stock outstanding are fully paid and nonassessable, and all the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

   Other Rights. Holders of our common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock

   The following description sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, the particular terms will be described in a prospectus supplement.

   Without seeking stockholder approval, our Board may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock.

   The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the Articles Supplementary relating to each series. A prospectus supplement relating to each series will specify the terms of the preferred stock, including:

  .   maximum number of shares in the series and the distinctive designation;

  .   the terms on which dividends, if any, will be paid;

  .   the terms on which the shares may be redeemed, if at all;

  .   the liquidation preference, if any;

  . the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

  . the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

  .   the voting rights, if any, on the shares of the series; and

  . any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

   The issuance of preferred stock may delay, deter or prevent a change in control.

   We will describe the specific terms of a particular series of preferred stock in the prospectus supplement relating to that series. The description of preferred stock above and the description of the terms of a particular series of preferred stock in the prospectus supplement are not complete. You should refer to the applicable Article Supplementary for complete information. The prospectus supplement will contain a description of U.S. Federal Income Tax consequences relating to the preferred stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

   We are a Delaware corporation. The Delaware General Corporation Law contains certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.

   Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner that includes approval by at least 66.7% of the outstanding stock not owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

  . the owner of 15% or more of the outstanding voting stock of the corporation;

  . an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

  . an affiliate or associate of the persons described in the foregoing bullet points.

   Stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect for the corporation not to be governed by
Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under
Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because stockholder approval of the transaction, as discussed above, would be unnecessary.

   Charter and Bylaw Provisions. Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders may be effected either at a duly called annual or special meeting of the stockholders or by written consent of the stockholders. Special meetings of stockholders may be called by the president, the board of directors or by ten percent (10%) of the stockholders entitled to vote at the special meeting.

   Our certificate of incorporation does not provide for the division of our board of directors into classes. Each year at the annual meeting of stockholders, all directors are elected to hold office until the next succeeding annual meeting of stockholders. The number of directors is fixed at six (6) by our bylaws, which number may be changed by the Board of Directors.

   Directors may be removed with the approval of the holders of a majority of the shares entitled to vote at a meeting of stockholders. Directors may be removed by stockholders with or without cause. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, a sole remaining director, or the holders of a majority of the shares entitled to vote at a meeting of stockholders.

Limitation of Liability; Indemnification

   Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law relating to unlawful stock repurchases or dividends; or

  . for any transaction from which the director derives an improper personal benefit.

   These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

   Our certificate of incorporation and bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                   DESCRIPTION OF SENIOR DEBT SECURITIES AND
                          SUBORDINATED DEBT SECURITIES

General

   The debt securities will be our general unsecured obligation and will be issued as either senior notes and debentures, which are referred to throughout as the senior debt securities, or subordinated notes and debentures, which are referred to throughout as the subordinated debt securities, or both. We would issue our debt securities under one or more separate indentures, in each case between us and the trustee, and in substantially the form that has been filed as an exhibit to the registration statement of which this prospectus is a part, but subject to any future amendments or supplements. We will issue senior debt securities under a senior indenture and subordinated debt securities under a subordinated indenture. We refer to the senior indenture and the subordinated indenture below singularly as the indenture or together as the indentures. We refer to the senior trustee and the subordinated trustee below individually as a trustee and together as the trustees.

   Set forth below is a summary of all of the material terms of the indentures. The particular terms of the debt securities we might offer and the extent to which these general provisions apply will be described in a prospectus supplement relating to the offered debt securities. We have included the forms of the indentures under which the offered debt securities will be issued as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you.

   Unless we provide otherwise in any prospectus supplement, the indentures do not limit the aggregate principal amount of debt securities that we can issue. We may issue debt securities in one or more series and in differing aggregate principal amounts. We may issue debt securities in any currency or currency unit that we may designate. We may issue debt securities in registered or global form. The rights of holders of debt securities will be limited to our assets.

   The senior debt securities will rank equally with all of our other senior debt, if any. As of September 30, 2001, our debt to equity ratio was 0.39. If we offer common stock, or securities convertible into common stock, or subordinated debt, as of September 30, 2001, $151.0 million of consolidated debt will rank senior to such securities. We will disclose any material changes to such amounts in a prospectus supplement prepared in accordance with this prospectus. The subordinated debt securities will have a junior position to all of our senior debt, if any. As of November 30, 2001, we have $160.0 million in indebtedness outstanding under our $200.0 million bank loan facility. Any amounts borrowed under that facility would be senior to the subordinated debt securities. Other than as may be described in a prospectus supplement, neither indenture will contain any covenant or provision that affords debt holders protection in the event that we enter into a highly leveraged transaction in which we borrow a substantial amount of the monetary requirements for such transaction. These same holders would not have any right to require us to repurchase the debt securities, in the event that the credit rating of any debt securities declined as a result of our involvement in a takeover, recapitalization, similar restructuring or otherwise.

   A prospectus supplement including the indentures, filed as an exhibit, relating to any series of debt securities that we may offer will include specific terms relating to the offering. These terms will include some or all of the following:

  . the title and type of debt securities being offered, which may include medium term notes;

  .   the total principal amount of debt securities being offered;

  . whether the debt securities will be issued in one or more forms of global securities and whether such global securities are to be issuable in temporary global form or permanent global form;

  . the dates on which the principal of, and premium, if any, on the offered debt securities is payable;

  .   the interest rate or the method of determining the interest rate;

  .   the date from which interest will accrue;

  .   the interest payment dates;

  .   the place where the principal, premium and interest is payable;

  .   any optional redemption periods;

  . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

  . whether the debt securities will be convertible into shares of common stock or exchangeable for other of our securities (which would be required to be registered under the Securities Act of 1933) and if so, the terms of conversion or exchange;

  . the currency or currencies, if other than U.S. dollars, in which principal payments or other payments will be payable;

  .   events causing acceleration of maturity;

  . any provisions granting special rights to holders when a specified event occurs;

  .   any changes to or additional events of default or covenants;

  . any material United States federal income tax consequences and any special tax implications of ownership and disposition of the debt securities; and

  .   any other terms of the debt securities.

   The debt securities will be issued in registered form. There will be no service charge for any registration, transfer or exchange of debt securities. We may, however, require payment of an amount that would be sufficient to cover any tax or other governmental charge we may incur. We may sell debt securities at a discount or premium (which may be substantial) below or above their stated principal amount, either bearing no interest or bearing interest at a rate that may be below the market rate at the time we issue the debt securities.

   We will describe any material United States federal income tax consequences and other special considerations applicable to discounted debt securities in the prospectus supplement. If we sell any of the offered debt securities for any foreign currency or currency unit, or if any of the principal, premium or interest, if any, is payable on any of the offered debt securities, the restrictions, elections, tax consequences, specific terms and other information pertaining to the offered debt securities and such foreign currency or foreign currency unit will be set forth in the prospectus supplement describing such offered debt securities.

Denominations

   We will issue the debt securities in registered form of $1,000 each or integral multiples thereof.

Subordination

   Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities generally will be subordinated and junior in right of payment to the prior payment in full of all senior indebtedness. The subordinated indenture defines senior indebtedness to include all notes or other unsecured evidences of indebtedness, including our guarantees for money borrowed by us, not expressed to be subordinate or junior in right of payment to any other of our indebtedness and all extensions of such indebtedness. The subordinated indenture provides that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

  . of any insolvency, bankruptcy or similar proceeding involving us or our property;

  . we fail to pay the principal, interest, any premium or any other amounts on any senior indebtedness when due;

  . of a default (other than a payment default with respect to the senior indebtedness) that imposes a payment blockage on the subordinated debt securities for a maximum of 179 days at any one time, unless the event of default has been cured or waived or shall no longer exist; or

  . the principal and any accrued interest on any series of subordinated debt securities has been declared due and payable upon an event of default described in the subordinated debt indenture and such declaration has not been rescinded.

   In the event of any voluntary or involuntary bankruptcy, insolvency, reorganization or other similar proceeding relating to us, all of our obligations to holders of senior indebtedness will be entitled to be paid in full before any payment shall be made on account of the principal of, or premium, if any, or interest, if any, on the subordinated debt securities of any series. In the event of any such bankruptcy, insolvency, reorganization or other similar proceeding, holders of the subordinated debt securities of any series, together with holders of indebtedness ranking equally with the subordinated debt securities, shall be entitled, ratably, to be paid amounts that are due to them, but only from assets remaining after we pay in full the amounts that we owe on our senior indebtedness. We will make these payments before we make any payment or other distribution on account of any indebtedness that ranks junior to the subordinated debt securities. However, if we have paid in full all of the sums that we owe with respect to our senior indebtedness and creditors in respect of our obligations associated with such derivative products have not received payment in full of amounts due to them, then the available remaining assets shall be applied to payment in full of those obligations before any payment is made on the subordinated debt securities. If we are in default on any of our senior indebtedness or if any such default would occur as a result of certain payments, then we may not make any payments on the subordinated debt securities or effect any exchange or retirement of any of the subordinated debt securities unless and until such default has been cured or waived or otherwise ceases to exist.

   No provision contained in the subordinated indenture or the subordinated debt securities affects our absolute and unconditional obligation to pay when due, principal of, premium, if any, and interest on the subordinated debt securities and neither the subordinated indenture nor the subordinated debt securities prevent the occurrence of any default or event of default under the subordinated indenture or limit the rights of the subordinated trustee or any holder of subordinated debt securities, subject to the three preceding paragraphs, to pursue any other rights or remedies with respect to the subordinated debt securities. As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of our creditors or a marshaling of our assets or liabilities, holders of subordinated debt securities may receive ratably less than other creditors.

   If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated herein by reference will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

Events of Default; Remedies

   The following are defined as events of default under each indenture:

  . our failure to pay principal or any premium on any debt security when due;

  . our failure to pay any interest on any debt security when due, continued for 30 days;

  . our failure to deposit any mandatory sinking fund payment when due, continued for 30 days;

  . our failure to perform any other covenant or warranty in the indenture that continues for 90 days after written notice;

  .   our certain events of bankruptcy, insolvency or reorganization; and

  . any other event of default as may be specified with respect to debt securities of such series.

   An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if the trustee considers withholding of notice to be in the best interest of the holders. If an event of default occurs, either the trustee or the holders of at least 25% of the principal amount of the outstanding debt securities may declare the principal amount of the debt securities of the applicable series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the principal amount of the outstanding debt securities of such series can void the declaration. These conditions include the requirement that we have paid or deposited with the trustee a sum sufficient to pay all overdue principal and interest payments on the series of debt securities subject to the default. If an event of default occurs due to certain events of bankruptcy, insolvency or reorganization, the principal amount of the outstanding debt securities of all series will become immediately due and payable without any declaration or other act on the part of either trustee or any holder.

   Depending on the terms of our indebtedness, an event of default under an indenture may cause a cross default on our other indebtedness. Other than its duties in the case of default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holder or group of holders unless the holders offer the trustee reasonable indemnity. If the holders provide reasonable indemnification, the holders of a majority of the principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any power conferred upon the trustee for any series of debt securities. The holders of a majority of the principal amount outstanding of any series of debt securities may, on behalf of all holders of such series, waive any past default under the indenture, except in the case of a payment of principal or interest default. We are required to provide to each trustee an annual statement reflecting the performance of our obligations under the indenture and any statement of default, if applicable.

Covenants

   Under the indentures, we will:

  . pay the principal, interest and any premium on the debt securities when due;

  .   maintain a place of payment;

  . deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

  . deposit sufficient funds with any payment agent on or before the due date for any principal, interest or any premium.

Modification or Amendment of Indentures

   Under each indenture, all rights and obligations and the rights of the holders may be modified or amended with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. No modification or amendment may, however, be made without the consent of the holders of any debt securities if the following provisions are affected:

  . change in the stated maturity date of the principal payment or installment of any principal payment;

  . reduction in the principal amount or premium on, or interest on any of the debt securities;

  . reduction in the percentage required for modifications or amendment to be effective against any holder of any debt securities.

Consolidation, Merger and Sale of Assets

   Each indenture generally permits a consolidation or merger between us and another corporation. Each indenture also permits us to sell all or substantially all of our property and assets. If this happens, the surviving or acquiring company will assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and the performance of the covenants in the indentures. We will only consolidate or merge with or into any other company or sell all, or substantially all, of our assets according to the terms and conditions of the indentures. The surviving or acquiring company will be substituted for us in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor company may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding our board of directors or any of our officers are required or permitted to do may be done by the board of directors or officers of the successor company. If we sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under any indenture and under the debt securities.

Discharge and Defeasance

   We will be discharged from our obligations under the debt securities of any series at any time if we irrevocably deposit with the trustee enough cash or U.S. government securities to pay the principal, interest, any premium and any other sums due through the stated maturity date or redemption date of the debt securities of the series. In this event, we will be deemed to have paid and discharged the entire indebtedness on all outstanding debt securities of the series. Accordingly, our obligations under the applicable indenture and the debt securities of such series to pay any principal, premium, or interest, if any, shall cease, terminate and be completely discharged. The holders of any debt securities shall then only be entitled to payment out of the money or U.S. government securities deposited with the trustee and such holders of debt securities of such series will not be entitled to the benefits of the indenture except as relate to the registration, transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities.

Payment and Paying Agents

   We will pay the principal, interest and premium on fully registered securities at designated places. We will pay by check mailed to the person in whose name the debt securities are registered on the day specified in the indentures or any prospectus supplement. We will make debt securities payments in other forms at a place we designate and specify in a prospectus supplement.

Form, Exchange, Registration and Transfer

   Fully registered debt securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency we maintain for such purposes without the payment of any service charge except for any tax or governmental charge. The registered securities must be duly endorsed or accompanied by a written instrument of transfer, if required by us or the security registrar. We will describe any procedures for the exchange of debt securities for other debt securities of the same series in the prospectus supplement for that offering.

Global Securities

   We may issue the debt securities of a series in whole or in part in the form of one or more global certificates that will be deposited with a depositary we identify in a prospectus supplement. We may issue global securities in registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or part for the individual debt securities it represents, the depositary or its nominee may not transfer a global security except as a whole. The depositary for a global security and its nominee may only transfer the global security between themselves or their successors. We will make principal, premium and interest payments on global securities to the depositary or the nominee it designates as the registered owner for such global securities. The depositary or its nominee will be responsible for making payments to you and other holders of interests in the global securities. We and the paying agents will treat the persons in whose names the global securities are registered as the owners of such global securities for all purposes. Neither we nor the paying agents have any direct responsibility or liability for the payment of principal, premium or interest to owners of beneficial interests in the global securities, and such liability is that of the depositary or its variance. As a result the beneficial interest holder may have to rely on the depositary to recover in the event of default.

                            DESCRIPTION OF WARRANTS

   We may issue warrants, including warrants to purchase common stock, debt securities or other securities registered pursuant to this registration statement and described in this prospectus. We may issue warrants independently or together with other securities that may be attached to or separate from the warrants. We will issue each series of warrants under a separate warrant agreement that will be entered into between us and a bank or trust company, as warrant agent, and will be described in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrant of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The following describes certain general terms and provisions of the warrants we may offer. We will set forth further terms of the warrants and the applicable warrant agreement in the applicable prospectus supplement.

Debt Warrants

   The applicable prospectus supplement will describe the terms of any debt warrants, including the following:

  .   the title of such debt warrants;

  .   the offering price for such debt warrants;

  .   the aggregate number of such debt warrants;

  . the designation and terms of the debt securities purchasable upon exercise of such debt warrants;

  . if applicable, the designation and terms of the securities with which such debt warrants are issued and the number of such debt warrants issued with each security;

  . if applicable, the date from and after which such debt warrants and any securities issued therewith will be separately transferable;

  . the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise;

  . the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire;

  . if applicable, the minimum or maximum amount of such debt warrants which may be exercised at any one time;

  . whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered form;

  .   information with respect to book-entry procedures, if any;

  . the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable;

  . if applicable, a discussion of certain United States federal income tax considerations;

  .   the antidilution provisions of such debt warrants, if any;

  . the redemption or call provisions, if any, applicable to such debt warrant; and

  . any additional terms of the debt warrants, including terms, procedures and limitations relating to the exchange and exercise of such debt warrants.

Common Stock Warrants

   The applicable prospectus supplement will describe the terms of any warrants exchangeable for common stock, including:

  .   the title of such warrants;

  .   the offering price of such warrants;

  .   the aggregate number of such warrants;

  . the designation and terms of the common stock issued by us purchasable upon exercise of such warrants;

  . if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

  . if applicable, the date from and after which such warrants and any securities issued therewith will be separately transferable;

  . the number of shares of common stock issued by us purchasable upon exercise of the warrants and the price at which such shares may be purchased upon exercise;

  . the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

  . if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

  . the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable;

  . if applicable, a discussion of certain United States federal income tax considerations; and

  .   the antidilution provisions of the warrants, if any.

                              SELLING STOCKHOLDERS

   This prospectus has also been prepared for use by persons who may be entitled to offer common stock under circumstances requiring the use of a prospectus; provided, however, that no selling stockholder will be able to use this prospectus for an offer of common stock without first obtaining our consent. We may consent to the use of this prospectus by selling stockholders for a limited period of time and subject to limitations and conditions, which may be waived by agreement between us and the selling stockholders. Information identifying any selling stockholder and disclosing information concerning the selling stockholder and the amount of common stock to be sold as may then be required by the Securities Act of 1933, as amended, and the rules of the SEC will be set forth in a supplement to this prospectus.

                              PLAN OF DISTRIBUTION

   We and the selling stockholders, if any, may distribute the securities described in this prospectus or any prospectus supplement from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the securities offered under that prospectus supplement.

   We and the selling stockholders, if any, may sell securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. Each prospectus supplement will describe the terms of the securities to which the prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we and the selling stockholders, if any, will receive from such sale. We will receive no proceeds from the sales of securities by selling stockholders.

   In addition, each prospectus supplement will describe any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which the subject securities will be listed.

   Any underwriter or agent participating in the distribution of the securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the offered securities and sold and any discounts or commissions received by them, and any profit realized by them on the same or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Certain of any such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

   Securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, by one or more firms ("remarketing firms") acting as principals for their own accounts or as agents for either of us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby.

   If any underwriter or any selling group member intends to engage in stabilizing, syndicate short covering transactions, penalty bids or any other transaction in connection with the offering of securities that may stabilize, maintain, or otherwise affect the price of those securities, such intention and a description of such transactions will be described in the prospectus supplement.

   Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Certain of any such agents and underwriters, including their associates, may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

   Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on a securities exchange, except for the common stock, which is listed on the NYSE, and any underwriters or dealers will not be obligated to make a market in securities. We cannot predict the activity or liquidity of any trading in the securities.

                             CERTAIN LEGAL MATTERS

   Unless otherwise indicated in the applicable prospectus supplements, the validity of the securities offered by this prospectus will be passed upon for us by Haynes and Boone, LLP, our legal counsel.

                                    EXPERTS

   The financial statements as of and for the years ended December 31, 1998, 1999 and 2000 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers (including us) that file documents with the SEC electronically. Our SEC filings may be obtained from that web site. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. You may also read and copy any document we file with the SEC at the following SEC public reference facilities:

   Public Reference Room   New York Regional Office    Chicago Regional Office
  450 Fifth Street, N.W.         233 Broadway          Citicorp Center
         Room 1024         New York, New York 10279    500 West Madison Street
  Washington, D.C. 20549                               Suite 1400
                                                       Chicago, Illinois
                                                    60661-2511

   You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering:

  .   Our Annual Report on Form 10-K for the year ended December 31, 2000;

  .   Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  .   Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;
      and

  .   Our Quarterly Report on Form 10-Q for the quarter ended September 30,
      2001.

   Any person, including any beneficial owner, may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     Investor Relations
     Landry's Restaurants, Inc.
     1510 West Loop South
     Houston, TX 77027
     713-850-1010

                       [Landry's Restaurants, Inc. Logo]